11/12

02060475

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VRT BioMedical

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED DEC 17 2002 THOMSON FINANCIAL

FILE NO. 82- 34683 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 12/9/02





# Annual Report 2002

VRI
BioMedical

A.B.N. 97 084 464 193



# Corporate Information

## Directors

Leon Ivory (Chairman)
Kenneth Peter Baxter
John Francis Cade
Kim Robert Slatyer
Glyn Michael Tonge

## Company Secretary

John Richard Frame

## Corporate Head Office

Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000
Telephone: (08) 9321 3655
Facsimile: (08) 9321 3650

## Principal Solicitors

Freehills
Pillsbury Winthrop International

## Bankers

Bank of Western Australia Limited
Commonwealth Bank of Australia Limited
Macquarie Investment Management Limited

## Share Register

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

## Registered Office

8th Floor
19 Pier Street
PERTH WA 6000
Telephone: (08) 9325 2411
Facsimile: (08) 9325 5520

## Patent & Trade Mark Attorney

Baldwin Shelston Waters

## Auditors

Ernst & Young

## Internet Address

www.vribiomedical.com



# Contents



Leon Ivory Kenneth Peter Baxter Professor Jack Cade Kim Robert Slatyer Professor Glyn Michael Ton

# Directors' Report

Your directors submit their report for the year ended 30 June 2002.

## DIRECTORS

The names and details of the directors of the company in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

**Names, qualifications, experience and special responsibilities**

| | |
|---|---|
| **Leon Ivory**<br>Executive Chairman<br>Chief Executive Officer | Leon Ivory is a graduate of the Advanced Management Programme of the University of Hawaii Business School and a Fellow of the Australian Institute of Management. Leon as founder of VRI BioMedical Limited, has been involved in corporate finance, funds management and venture capital in a career spanning over 30 years and he has served as a director of a number of public companies including Auspharm International Limited, Cortecs plc, Arbuthnot Latham Bank Ltd (London) and Foreign Commerce Bank (Zurich). |
| **Kenneth Peter Baxter**<br>Non-Executive Director<br>B. Ec, FAIM, FAICA | Ken Baxter is currently senior policy advisor on public sector reform to the Chief Secretary of Government in Papua New Guinea. He is an Adjunct Professor, Public Policy and Administration, University of NSW. Formerly Secretary of the Department of Premier and Cabinet in Victoria and the Director General of the NSW Premier's Department, former Chairman of the Australian Dairy Research & Development Corporation and director of other listed Public Companies. |
| **Professor Jack Cade**<br>Non-Executive Director<br>MD, PhD, FRACP,<br>FANZCA, FCCP | Professor Cade is the Inaugural Director of Intensive Care at the Royal Melbourne Hospital and has held this position for over 20 years. He is a leader in the development of intensive care medicine in Australia. His academic interests have been in thromboembolism, biomedical engineering, infections and ethics. |
| **Kim Robert Slatyer**<br>Non-Executive Director | Kim Slatyer is an investor based in Western Australia and is a co-founder of the company. Kim has increased his involvement with the company during the course of the year taking responsibility for investor relations and a range of special projects. Kim is a member of the Audit & Risk, Remuneration, and Finance committees. |

**Professor Glyn Michael Tonge**
Non-Executive Director
B.Sc(Hons) Biochemistry
PhD, C Biol, FIBiol, FRSA

Professor Tonge is a visiting Professor of Biotechnology at the University of Bath and serves on a number of government committees advising on research in the biological sciences. He has held directorships with Baring Brothers & Co Ltd, Baring Brothers International Ltd and ING Barings. Earlier in his career he held a senior executive position with ICI (now Astra Zeneca). His time with PA Consulting Group saw him develop its biotechnology and pharmaceutical business. He holds directorships with a large number of UK companies including Laxdale Ltd, Site Intelligence Ltd, Penn Pharmaceuticals Ltd, Fraser Williams Plc and the Southampton Institute. Professor Tonge is currently a non-executive director of Dabur Oncology plc, a UK pharmaceutical company specialising in Oncology with research and development in both the UK and India. He is also a partner and director of Vida Capital Partners Ltd a UK private equity fund investing in the healthcare and life science industries. Appointed as a Director on the 10 September 2001.

**Professor Robert Llewellyn Clancy**
Non-Executive Director
B.Sc (Med), MBBS, PhD, FRACP, FRCP(C), FRCP

Professor Clancy, as co-founder of VRI BioMedical Limited, is a clinical immunologist involved in the development of mucosal diagnostics and therapeutic vaccines. He was a founding Board member of Auspharm International Ltd and was the Director of the Australian Institute of Mucosal Immunology. Professor Clancy is the Foundation Professor of Pathology at the University of Newcastle and Director of the Hunter Immunology Unit at the university.

Resigned as Director on 30 June, 2002.

**Anthony Peter Barton**
Non-Executive Director
B. Bus Studies

Mr Barton is a graduate of the Royal Melbourne Institute of Technology with a Bachelor of Business (Accountancy) degree and has 25 years of commercial experience, having acted in senior executive capacities in two leading Australian stockbroking firms. Mr Barton is Executive Chairman of the publicly listed investment bank, Australian Heritage Group Limited and non-executive Chairman of stockbroking firm, D J Carmichael and Co.

Resigned as Director on 10 September 2001.

**Interests in the shares and options of the company and related bodies corporate**

As at the date of this report, the interests of the directors directly or indirectly in the shares and options of VRI BioMedical Limited were:

| Director | Number of Shares | Class | Options over Ordinary Shares | Employee Options |
|---|---|---|---|---|
| L Ivory | 9,000,000 | Ordinary | 3,600,001 | - |
| KR Slatyer | 8,920,000 | Ordinary | 3,600,001 | - |
| RL Clancy | 9,000,000 | Ordinary | 3,600,001 | - |
| KP Baxter | 11,500 | Ordinary | 20,800 | 300,000 |
| JF Cade | 267,000 | Ordinary | 106,800 | 300,000 |
| GM Tonge | - | Ordinary | - | 300,000 |

L Ivory holds his shares through Ivory & Company Pty Ltd as trustee for The Ivory Trust.
KR Slatyer holds his shares through Trivenia Pty Ltd as trustee for The Kim Slatyer Trust.
RL Clancy holds his shares through Maktram Pty Ltd.
KP Baxter holds 2,500 of his shares and 7,200 share options through Baxter and Associates Pty Ltd

## EARNINGS PER SHARE

| | Cents |
|---|---|
| Basic earnings/(loss) per share | (8.22) |
| Diluted earnings/(loss) per share | (8.15) |

## DIVIDENDS

No dividends have been paid or have been recommended during the year.

## CORPORATE INFORMATION

### Corporate Structure

VRI BioMedical Limited is a company limited by shares that is incorporated and domiciled in Australia.

It is the ultimate parent entity and has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure:

**VRI BIOMEDICAL LIMITED**

- **VRI Therapeutics and Vaccines Pty Ltd**
  - Atheromastat Pty Ltd
  - Auticoll Pty Ltd
  - B Screen and Delivery Pty Ltd
  - Broncobiotics Pty Ltd
  - Candivax Pty Ltd
  - Dermavri Pty Ltd
  - Diastat Pty Ltd
  - Herbatex Pty Ltd
  - Mucoprotec Pty Ltd
  - Novoceutics Pty Ltd
  - Pharmabiotics Pty Ltd
  - Pneumobiotics Pty Ltd
  - Probendo Pty Ltd
  - Probiadd Pty Ltd
  - Probiall Pty Ltd
  - Probiotic Culture Company Pty Ltd
  - Secril 4 Alert Pty Ltd
- **Vasse Research Institute Pty Ltd**
- **VRI Diagnostics Pty Ltd**
  - CP Alert Pty Ltd
  - Equine Alert Pty Ltd
  - EV Diagnostics Pty Ltd
  - Helirad Alert Pty Ltd
  - ONCO Alert Pty Ltd
  - Performax Alert Pty Ltd
  - SIDS Alert Pty Ltd
- **Sphere Animal Health Ltd**
- **Convergent Bioscience Pty Ltd**

### Principal Activities

The principal activity of the Company is the development of products for commercialisation supported by target research activities for the prediction, prevention and treatment of disturbances of the body's natural defence systems.

### Employees

The consolidated entity employed 24 employees as at 30 June 2002 (2001: 18 employees)

## REVIEW AND RESULTS OF OPERATIONS

The period under review was a watershed period for your Company.

This was a transition period where VRI BioMedical moved from a research focus into product development and commercialisation, supported by targeted research activities. For a relatively young company such a significant transition in a short period of time would place significant strain on any organization's operational capacity and its people. Your Directors are pleased to announce that this transition progressed with substantial early success being achieved.

The focus on developing products with global application creates commercialisation opportunities that are essential for sustainable growth for the Company. Sustainable growth potential underpins shareholder value. Thus the Company's management and Directors currently place considerable emphasis on product development activities. However, management recognise the need for on-going scientific research, not only to underpin the products that are being developed, but also to ensure that the Company's pipeline of future products remains strong.

VRI BioMedical set out with the fundamental strategy to develop products that would have global application with short to medium term expectation of commercial outcomes. The Company intentionally avoided the development of new chemical entities (NCEs) with their associated extended development times, regulatory burdens and costs, deciding rather to focus on biological based products with fewer regulatory hurdles.

To this end, VRI BioMedical adopted a portfolio-based, collaborative approach to project development. Such a view to the market allows for a lower spend model, coupled with the ability to diversify risk across a strong base of project candidates. In harmony with this approach, the Company made a conscious decision to focus on its core competences. As such VRI BioMedical has made a strategic decision not to directly operate manufacturing facilities or engage in marketing and distribution of its projects, but rather will use a network of international partners, expert in the areas of contract manufacture and global product distribution to achieve its overall commercial objectives.

At the outset, VRI BioMedical aimed to identify and own a portfolio of projects that are generally less than 3 years from being suitable to license to, or jointly commercialise with, major pharmaceutical manufacturers and distributors. At the pharmaceutical level this aim remains firm.

In the period under review one of the primary objectives for VRI BioMedical was to generate a recurrent revenue base. This was achieved with the conclusion of an on-going supply arrangement for finished product to Pharmanex Inc. (refer later). This was a most significant achievement for your Company not only to achieve a recurrent revenue stream, but also in propelling the Company into international supply chain logistical management. The expertise learned by the management group over the past 8 months has been significant and will be invaluable as the Company moves forward into other commercial arrangements.

## REVIEW AND RESULTS OF OPERATIONS (Continued)

Initiatives to commercialise the Company's diagnostic products were also put in place and the Directors are pleased to announce that commercial opportunities are well advanced.

### First Global Product Supply Agreement

VRI BioMedical announced on the 17 June 2002 that PCC™, one of the Company's unique biotherapeutic isolates, was to be brought to market following the completion of a multi-million dollar global licensing and supply arrangement with Pharmanex Inc., (Utah USA). Pharmanex is a world leader in the research, development and marketing of phyto-based and nutritional products.

Pharmanex launched PCC™ under the brand name of "ProBio PCC™" in the USA on the 19 September 2002 and soon into South Korea and later Japan. Further worldwide product launches are planned to role out in the countries that Pharmanex have sales representation.

This commercialisation agreement will generate revenues in the 2002 / 03 financial year for the Company. Several orders have already been placed and fulfilled with finished product having been delivered. This arrangement will enable VRI BioMedical to plan for a significant and recurrent revenue stream to underpin further product development.

The deal provides Pharmanex with the exclusive global rights to sell and distribute PCC™, through Pharmanex's global marketing and distribution network. Currently Pharmanex has nearly 570,000 distributors worldwide and have commenced an expansion program designed to increase this number to 1.4 million by the end of 2006. VRI BioMedical retains the right of also licensing PCC™ for sales and distribution via other retail channels worldwide.

This supply agreement meant that VRI BioMedical caused production of finished goods to occur in a truly global sense. Applying a considered risk management approach, management sought out and engaged several contract manufacturers for the manufacture of the finished goods. Contract manufacturers in the USA and Sweden were engaged to make the product, with glass bottles and caps coming from Germany.

### Joint Collaboration With DSM

The collaboration between the Company and DSM progressed satisfactorily during the period under review. The operational focus during this period was that of identifying and characterising new isolates where good progress was achieved, with some 200 new strains identified.

Additionally the newly classified LAVRI (*Lactobacillus acidophilus*) probiotic strain was used in human clinical trials that commenced during the period.

## REVIEW AND RESULTS OF OPERATIONS (Continued)

### Project Pipeline

VRI BioMedical has a range of projects under development for the *Prediction* and *Prevention* of various diseases and clinical conditions. These projects are being developed within three platforms, namely diagnostics, biotherapeutics and oral vaccines.

As can be seen in Figure 1, VRI BioMedical projects currently in development are involved in the clinical areas of:

- Cardiovascular
- Gastrointestinal/Dermatology
- Respiratory/Allergy
- Gynaecological

Figure 1. The VRI BioMedical Space.


Prevention
VRI BioMedical
Treatment
Biopharmaceuticals
Microbiology
Immunology
Cardiovascular
Gastrointestinal/ Dermatology
Respiratory/ Allergy
Gynaecology
Diagnostics
Prediction
Platform + Enabling Technologies

## REVIEW AND RESULTS OF OPERATIONS (Continued)

### Prediction

*Diagnostics*

An enormous wealth of information regarding the type and progress of diseases can be determined by the measurement of various factors involved in the immune response. VRI BioMedical diagnostics are based on this principle and are predictive of a number of different diseases and conditions, including prediction of the risk of SIDS, gastric cancer, respiratory infection and heart disease.

### Prevention

*Biotherapeutics*

VRI BioMedical is developing a range of products based on the ability of certain bacteria to boost the host's immune response to infection and disease and/or prevent invading microorganisms from attaching and growing. These are called biotherapeutics. Importantly bacteria must be delivered to the small intestine alive, metabolically active and in sufficient numbers. VRI BioMedical has shown that only specific strains of bacteria will provide these benefits.

VRI BioMedical is developing biotherapeutic products to prevent and/or treat such conditions as allergy/asthma, diarrhoea, irritable bowel syndrome, dermatitis and endotoxaemia. The Company has already completed a supply agreement with a large global marketing and distribution partner to sell PCC™, one of VRI BioMedical's unique biotherapeutic isolates.

*Oral Vaccines*

Vaccines are innocuous forms of infectious organisms or their toxins that retain the ability to produce an immune response without causing the disease. The body will then produce a vigorous and highly specific response to the pathogen should it present again in the future. VRI BioMedical is developing two oral vaccines for treatment of acute exacerbations of chronic bronchitis and long-term prevention of oral and vulvovaginal candidiasis.

### Clinical Trials

With any development programme for human therapeutics clinical trials are the primary validation tools and the basis for the Company's marketing thrust.

VRI BioMedical progressed its planning for an extensive clinical trial programme that is designed to:

- show that experimental data produced in the laboratory are translatable into the human setting; and
- to move the Company's projects further along the value chain.

This latter concept is based on the industry norm that the further a project moves through its development cycle, thereby moving closer to market, the more valuable it becomes for prospective partners.

It is critical at the planning stages to ensure the design of the study is comprehensive and optimal. If the clinical trial design contains flaws outcomes from the study may be compromised. Thus a conscious decision was made to ensure these plans are thoroughly reviewed and that the relevant ethics approval applications are comprehensively prepared. This means that it takes longer to move a proposed trial from planning to execution, but the Directors believe the potential benefits far outweigh any time delays.

## REVIEW AND RESULTS OF OPERATIONS (Continued)

### Ongoing Trials

- **Mucoprotec 1 (MP 1)**– Phase I trial investigating the modulation of immune parameters in healthy volunteers using one of VRI BioMedical's *Lactobacillus acidophilus* strains. Subject participation in the trial has been completed. Data are currently being analysed for the final study report.

- **MP 1 / Lf** – Phase I study investigating the dose-response of one of VRI BioMedical's *Lactobacillus fermentum* strains on the modulation of immune parameters in healthy volunteers. Recruitment has commenced. The study is expected to be completed in the first half of 2003.

- **Irritable Bowel Syndrome** – Phase II study looking at the impact of one of VRI BioMedical's *Lactobacillus fermentum* strains on irritable bowel syndrome. The study will investigate effects in 200 subjects and is ongoing at the Sydney Clinic for Gastrointestinal Diseases at Bondi Junction, Sydney under the direction of Dr Eric Wegman. The study is expected to be completed by the end of 2003.

- **UK desensitisation/allergy study** – Phase II study involving 150 subjects investigating the potential role of one of VRI BioMedical's *Lactobacillus acidophilus* strains used in combination with desensitisation therapy to dust mite allergies. The study is being conducted at Southampton Hospital in the UK under the direction of Professor Peter Howarth and is due for completion by the end of 2003.

- **UWA Perth newborn allergy study** – Phase II trial investigating the potential of one of VRI BioMedical's *Lactobacillus acidophilus* strains to prevent atopic dermatitis in newborn infants. The study is being run under the direction of Associate Professor Susan Prescott and involves a total of 80 mothers and their newborn infants. This is a three-year study and the final study report is not expected until late 2005.

### Planned Trials

- **MP2** – Phase II study investigating the impact of VRI BioMedical's probiotic strains on immune parameters to prevent over-training syndrome. The study will be run in collaboration with the AIS, Canberra. The study protocol is in development and the study is expected to start in the first half of 2003.

- **MP3** – Phase II study to investigate the effects of one of VRI BioMedical's *Lactobacillus acidophilus* strains on vulvovaginal Candida infection (thrush). The study protocol has been written and is being finalised for submission to ethics committee. The study is expected to commence late in 2002.

- **Cardiovascular (MP4 & MP5)** – Two trials are under development to investigate the effects of VRI BioMedical's probiotic strains on various markers of cardiovascular disease. The protocols are currently in development. The expected starting dates for these trials are in the first half of 2003.

- **MP 6** - Phase I study investigating the long-term low dose effects of one of VRI BioMedical's *Lactobacillus fermentum* strains on the modulation of immune parameters in healthy volunteers. The study is expected to commence in the first half of 2003.

- **Dermatology** – Two trials to investigate the effect of one of VRI BioMedical's *Lactobacillus fermentum* strains on chronic skin conditions is in planning. The first trial will be a Phase Ib study and its protocol has been submitted for ethics committee approval. The second trial is a larger Phase II study whose protocol is under development. These trials are expected to commence late in 2002 and in the first half of 2003 respectively.

## REVIEW AND RESULTS OF OPERATIONS (Continued)

### Intellectual Property

Profound Intellectual Property has been captured through innovative scientific research in areas across the Company's science platforms of *Prediction* and *Prevention*. As of 30 June 2002 the Company had 21 active patent streams, equating to a total of nearly 200 patent applications worldwide.

The majority of these applications are owned by VRI BioMedical, with four in-licensed from external sources. Of these patent streams:

- 5 are in National Phase;
- 9 are in PCT (International phase); and
- 7 are provisional applications.

The VRI patent portfolio is summarised in the following table:

### Diagnostic Platform

| Project Name | Patent Name | Status |
|---|---|---|
| Equine Alert | Methods for predicting impaired performance in equines. | PCT filed |
| Helirad Alert | Methods for monitoring treatment of helicobacter infection. | PCT filed |
| OncoAlert | Methods for predicting and/or diagnosing the risk of gastric cancer. | National Phase |
| Performax Alert | Predisposition to infection associated with intense exercise or other stress. | National Phase |
| Secril Alert | Cytokine capture assay methods and uses. | PCT filed |
| SIDS Alert | A method of determining potential susceptibility to development of ALTE and/or SIDS. | National Phase |

### Biotherapeutic Platform

| Project Name | Patent Name | Status |
|---|---|---|
| Atheromastat | Compositions and methods for diagnosis and treatment of cardiovascular disorders. | PCT filed |
| Atheromastat II | Compositions and methods for diagnosis and treatment of cardiovascular disorders. | Provisional application |
| Auticoll | Probiotic recolonisation therapy. | PCT filed |
| Bronchobiotic | Compositions and methods for non-specific immunotherapy. | Provisional application |
| B Screen & Delivery | Methods and compositions for oral delivery of probiotics. | Provisional application |
| Cytobiotic | Methods and compositions for enhancement of immunotherapy. | Provisional application |
| Dermavri | Compositions and methods for treatment of skin disorders. | Provisional application |
| Diastat I | A method of treating gastrointestinal disorders. | Provisional application |
| Diastat II | Methods and compositions for probiotic therapy. | Provisional application |
| Hepatitis | A method of identifying therapeutic compounds for a treatment of hepatic disorders. | National Phase |
| Mucoprotec | Compositions and methods for immunotherapy. | PCT filed |
| Probendo | A method of treating endotoxemia. | PCT filed |
| Probiall | Compositions and methods for treatment of allergic disorders. | National Phase |

### Vaccine Platform

| Project Name | Patent Name | Status |
|---|---|---|
| Candivax | Compositions and methods for treatment of candidiasis. | PCT filed |
| Pneumobiotic | Compositions and methods for treatment of mucosal infections. | PCT filed |

### START Grant Approval

In late 2001 VRI BioMedical was awarded a Federal Government START Grant of nearly $1,000,000 of which $261,472 has been received. This grant was awarded to advance VRI BioMedical's work in developing effective biotherapeutic solutions through clinical trials. The awarding of such a large grant is testimony to the Company's work in this area and strong independent validation of its fundamental scientific platform.

### World Class People

The period under review saw a review of the future requirements of the Company in its human capital. The transition to product development and global commercialisation meant a realignment of skills and focus of the Company's people with new appointments being made.

VRI BioMedical continues to ensure it has access to some of the best minds in bioscience. Its permanent and consultant scientific team comprises leading scientists in the areas of microbiology, immunology and probiotic formulation who have international reputations for basic and applied research in the areas of biotherapeutics, immunology, vaccines and non-invasive diagnostic tests.

The Company is run by a highly experienced management team all of whom are totally committed to delivering on the Company's promises and the creation of shareholder wealth. The skill set of these individuals is exceptional.



*Standing: Mark Rowbottam, Assoc Prof Patricia Conway, Dr Peter French, Dr Margaret Dunkley, John Fitzgerald*
*Seated: Leon Ivory, John Frame*

## REVIEW AND RESULTS OF OPERATIONS (Continued)

**Assoc Prof Patricia Conway**

General Manager Biopharmaceuticals

Prof Conway worked for more than 10 years at CSIRO Division of Food Research prior to moving to Sweden where she was employed by industry and based at Gothenburg University. Her duties covered issues relating to industry as well as academic responsibilities. Latterly she was a senior lecturer in the Centre for Marine Biofouling and Bioinnovation in the School of Microbiology at the University of New South Wales. Prof. Conway is acknowledged as an international leader in Probiotics.

**Dr Margaret Dunkley**

General Manager - Vaccines

Dr Dunkley is responsible for the management of the company's vaccine projects being conducted at the University of Newcastle. Besides holding science degrees and a PhD, she has qualifications in Technology and Occupational Health and Safety Management. She has many years experience in scientific research having published 63 scientific papers and presented 50 papers at National and International Scientific Conferences. She has worked in several research Institutions that include the Dept. of Medicine, Royal Melbourne Hospital; Walter and Eliza Hall Institute Melbourne; Australian National University, Canberra; University College, London; and University of Newcastle, Australia.

**John Fitzgerald**

Intellectual Property & Business Development

John Fitzgerald completed a first class Honours degree in Science (Physiology) and a Master's of Business Administration at the University of Western Australia. Subsequent to these he worked for over 7 years in the Australian pharmaceutical industry, in roles covering sales, product management, business development and finally as Australasian Marketing Director of a mid-sized German pharmaceutical company. These roles provided him with an invaluable and in-depth understanding of both the complexities of the pharmaceutical industry and its infamous regulatory and pricing processes.

**John Frame**

General Manager – Finance & Administration, Company Secretary

John Frame trained as a chartered accountant and gained wide commercial, treasury and business experience over a 20 year period. He has since held senior management roles in companies operating in the fields of finance, managed funds and information technology, where he has been responsible for, amongst other things, strategic and business planning, financial and business reorganizations, capital raisings, marketing, corporate governance and change management.

He has been extensively involved in general operational management during this transition phase of the Company's development, as well as with the Company's commercialisation programme, particularly that with Pharmanex Inc.

**Mark Rowbottam**

General Manager – Diagnostics

Mark Rowbottam has over 15 years experience in the human diagnostics sector with undergraduate qualifications in Medical Imaging. During this period he gained significant experience in the public and private sectors in both clinical and business management roles. Following the completion of his MBA he gained further experience in clinical management, health administration and change management before moving into the private sector as a consultant to developing companies in the medical technology sector. He has been involved in various aspects of business and strategic planning, product commercialisation and business development in the medical and technology sectors.

**Jane Swindells**

Financial Controller

Jane Swindells is a Chartered Accountant with 13 years professional and commercial experience in senior accounting roles. She is responsible for the management of the Group's accounting and administration function and latterly has been extensively involved in the international supply chain management necessary for the commercialisation of the PCC™ product.

The Directors would like to thank the Company's management and staff for their committed efforts to the growth of the Company that has established the solid foundations for long-term shareholder wealth creation.

The Board includes both Australian and overseas-based members, who provide complementary strengths in scientific and medical research, local and international capital markets and corporate governance.

## USA Depository Receipts

In May the Directors accepted the Bank of New York's offer to sponsor the Company to a Level One Depository Receipt listing in the USA. This will generate considerable potential future benefit for shareholders to have VRI BioMedical shares traded in the USA. The sponsorship offer by the Bank of New York represents significant cost savings to the Company.

Depository Receipts (ADR's) are US share certificates that represent underlying foreign shares which are held in custody outside the USA. They are traded and settled in the USA like any other US share.

The registration programme is well underway and expected to conclude successfully shortly.

The Bank of New York, founded in 1784, is one of the USA's most sound and profitable money centre banks. It is the leading US depository bank and largest provider of securities in the world offering a full range of value-added services.

## Results

The loss of the consolidated entity for the financial year after providing for income tax amounts to $4,803,987 (2001: $3,109,026). This reflects the Company's accounting policy to expense all Research and Development costs during the year as they arise.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In line with the Company's accounting policy of expensing all Research and Development costs, shareholders' equity decreased from $9,024,579 to $4,257,592 during the year. This occurred as funds had been utilised in the principal activities of the consolidated entity.

The Company's Intellectual Property and patent portfolio was enhanced and expanded during the year as shown elsewhere in this report. The Directors' remain confident that this portfolio represents significant underlying shareholder value that will be matured in future periods as products are developed and commercialised.

As shown in the patent analysis section of this report, several patent applications entered National Phase.

As part of its operational strategy, the Company diversified its research and product development facilities, which are now situated in Newcastle and Sydney in New South Wales.

On the 17 June 2002 the Company announced that it had entered into an agreement to commercialise its first product. This is seen as a major milestone for the Company in its quest to generate recurrent income.

## REVENUE TARGETS

In June 2002 the Executive Chairman indicated that VRI BioMedical's revenue target is to exceed $10 million within the next 18 months. This will be achieved partly through our arrangement with Pharmanex Inc., as well as from plans to partner with other groups. These include the objective to commercialise several of the Company's diagnostic products that are now market ready.

Recurrent revenues will be used to fund further research and clinical development that will lead to more of our stable of products being brought to market.
As the Company's products will be entering new markets, the recurrent revenues will be dependent upon many factors including the time it takes to gain market acceptance and thus market penetration. It is however certain that the markets that the Company is planning to enter with its products are very large and cover the most significant health sectors. Because the Company is entering new markets and that no historical benchmark revenues are available as yet, it is thus not considered wise by the Directors for revenue forecasts to be made at this time.

## SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Other than the events noted below, there are no significant events after the balance date:

- On the 19 September 2002, the launch by Pharmanex Inc. in the USA of ProBio PCC™.
- The appointment of Dr Peter French as Chief Operating Officer to replace Dr Phillip Comans who resigned.

## LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to elsewhere in this report, further information as to likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

## ENVIRONMENTAL REGULATION AND PERFORMANCE

There have been no known breaches of any environmental regulation and performance criteria during the year.

## SHARE OPTIONS

### Unissued shares

As at the date of this report, there were 27,629,768 unissued ordinary shares under options (28,629,768 at balance date). Refer to note 13 (c) and (d) for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related body corporate.

### Shares issued as a result of the exercise of options

During the financial year employees have exercised the option to acquire 68,000 fully paid ordinary shares in terms of their employee share options. Additionally, 4,000 of the quoted options over ordinary shares were exercised at market value to acquire 4,000 fully paid ordinary shares. Since the end of the financial year, no further options have been exercised.

## INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the company has paid premiums in respect of a contract insuring all the directors and officers of VRI BioMedical Limited.

The total amount of insurance contract premiums paid was $17,481.

The Company has entered into officer protection deeds (Deeds) with each Director, the company secretary and certain members of senior management (Officers).
Under the Deeds, the Company will to the maximum extent permitted by law and the Company's constitution, indemnify the Officers against:

- Costs and expenses incurred in defending proceedings; and
- Other liabilities that may arise from their position.

Also pursuant to the Deeds, VRI BioMedical must insure the Officers against liability and provide access to all documents relevant to defending any claim brought against the Officers in their capacity as officers of the Company.

## DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

### Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

## DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS (Continued)

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers emoluments including performance bonus and share option allocation to the Company's operational performance.

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

### Emoluments* of directors of VRI BioMedical Limited

| | Annual Emoluments | | | | Long Term Emoluments Options Granted @ | | |
|---|---|---|---|---|---|---|---|
| | Base Fee | Bonus | Prior Year Salary Adjustment | Other | Number | | Super-annuation |
| | $ | $ | $ | $ | | $ | $ |
| L Ivory ** | 231,481 | 25,000 | 75,000 | 6,879 | - | - | 18,519 |
| R L Clancy | 77,235 | - | | 84,532 | - | - | - |
| KR Slatyer | 27,757 | - | | 69,225 | - | - | 2,243 |
| KP Baxter | 27,757 | - | | 49,258 | 300,000 | 93,000 | 2,243 |
| AP Barton | 4,629 | - | | - | - | - | 371 |
| JF Cade | 27,757 | - | | - | 300,000 | 93,000 | 2,243 |
| G M Tonge | 32,222 | - | | - | 300,000 | 93,000 | - |

### Emoluments* of the five most highly paid executive officers# of the consolidated entity

| | Annual Emoluments | | | | Long Term Emoluments Options Granted @ | | |
|---|---|---|---|---|---|---|---|
| | Base Fee | Bonus | Other | Termination & Similar Payments | Number | | Super-annuation |
| | $ | $ | $ | $ | | $ | $ |
| P Comans*** | 130,902 | - | 3,629 | 100,000 | 1,000,000*** | 310,000 | 11,073 |
| JR Frame | 138,889 | 25,000 | 12,506 | - | 300,000 | 93,000 | 11,111 |
| PL Conway | 80,556 | - | 5,837 | - | 360,000 | 111,600 | 6,444 |
| JJ Fitzgerald | 111,588 | - | - | - | 300,000 | 150,000 | 4,745 |
| M Dunkley | 68,473 | - | - | - | 140,000 | 43,400 | 35,200 |

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure.

* The elements of emoluments have been determined on the basis of the cost to the company and the consolidated entity.

\# Executives are those directly accountable and responsible for the operational management and strategic direction of the company and the consolidated entity.

@ These employee share Options granted under the Employee Share Option Plan are exercisable at $0.75 per Ordinary Share. They have been valued at $0.31 per option using the Black Scholes pricing model, other than those issued to JJ Fitzgerald which have been valued at $0.50 per option as his were issued on 13 June 2002. The value of these options has not been included in the Remuneration of Directors or Executives as disclosed in Note 20 and Note 21.

** Mr Leon Ivory is the Chief Executive Officer of the consolidated entity.

*** Dr P Comans commenced employment with the Company on 17 September 2001. He resigned on 15 July 2002. 842,010 employee share options lapsed by the date of this report with the remainder of 157,990 to lapse by 15 October 2002 unless exercised.

The above amounts do not include expenses incurred by Directors and their related entities and executive officers that were reimbursed by the Company.

## DIRECTORS' MEETINGS

The numbers of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

| | | Meetings of Committees | |
|---|---|---|---|
| | **Directors' Meetings** | **Audit and Risk Management** | **Remuneration** |
| **Number of meetings held:** | 6 | 4 | 3 |
| **Number of meetings attended:** | | | |
| L Ivory | 6 | | |
| KR Slatyer | 6 | 3 | 2 |
| RL Clancy | 6 | | |
| KP Baxter | 6 | 4 | 3 |
| AP Barton ** | 1 | | |
| JF Cade | 6 | 4 | 3 |
| GM Tonge* | 5 | | |

Notes:

* GM Tonge attended all Directors' meetings held since his appointment.

** AP Barton attended all Directors' meetings held prior to his resignation.

### Committee Membership

As at the date of this report, the Company had an Audit and Risk Management Committee and a Remuneration Committee, of the Board of Directors.

Members acting on the Board committees during the year were:

| **Audit and Risk Management** | **Remuneration** |
|---|---|
| JF Cade (Chairman) | KP Baxter (Chairman) |
| KP Baxter | JF Cade |
| KR Slatyer | KR Slatyer |

## CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of VRI BioMedical Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained after the ASX additional information section of this annual report.

Signed in accordance with a resolution of the directors.

L Ivory
Chairman

Perth, 27 September 2002



# Statement of Financial Performance

for the year ended 30 June 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| | | $ | $ | $ | $ |
| REVENUES FROM ORDINARY ACTIVITIES | 2 | 579,054 | 329,390 | - | - |
| Depreciation and amortisation expenses | 3 | (70,444) | (11,646) | - | - |
| Salaries and employee benefits expense | | (941,713) | (533,894) | - | - |
| Research and development expenditure | | (2,475,321) | (1,568,101) | - | - |
| Travel expenses | | (720,586) | (409,269) | - | - |
| Rental expenses | | (221,315) | (97,283) | - | - |
| Consultancy fees | | (375,455) | (248,693) | - | - |
| Increase in provision for non recovery of loans to controlled entities | | - | - | (4,804,297) | (3,108,926) |
| Other expenses from ordinary activities | | (578,207) | (569,530) | - | - |
| LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE | | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES | 4 | - | - | - | - |
| OPERATING LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE | 14 | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| Basic earnings/(loss) per share (cents per share) | 19 | (8.22) | (6.10) | | |
| Diluted earnings/(loss) per share (cents per share) | 19 | (8.15) | (6.10) | | |

The statement of financial performance should be read in conjunction with the accompanying notes.

# Statement of Financial Position

as at 30 June 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| | | $ | $ | $ | $ |
| CURRENT ASSETS | | | | | |
| Cash assets | | 963,187 | 259,250 | 963,187 | 259,250 |
| Receivables | 5 | 3,704,053 | 9,104,450 | 3,704,053 | 9,104,450 |
| Other | 7 | 21,206 | 5,876 | 21,206 | 5,876 |
| TOTAL CURRENT ASSETS | | 4,688,446 | 9,369,576 | 4,688,446 | 9,369,576 |
| NON-CURRENT ASSETS | | | | | |
| Receivables | 6 | - | - | - | - |
| Other Financial Assets | 8 | - | - | 410 | 310 |
| Property, Plant & Equipment | 9 | 209,079 | 191,679 | 209,079 | 191,679 |
| Intangibles | 10 | - | 2,400 | - | 2,400 |
| TOTAL NON-CURRENT ASSETS | | 209,079 | 194,079 | 209,489 | 194,389 |
| TOTAL ASSETS | | **4,897,525** | **9,563,655** | **4,897,935** | **9,563,965** |
| CURRENT LIABILITIES | | | | | |
| Payables | 11 | 561,426 | 502,734 | 561,836 | 502,734 |
| Provisions | 12 | 78,507 | 36,342 | 78,507 | 36,342 |
| TOTAL CURRENT LIABILITIES | | 639,933 | 539,076 | 640,343 | 539,076 |
| TOTAL LIABILITIES | | **639,933** | **539,076** | **640,343** | **539,076** |
| NET ASSETS | | **4,257,592** | **9,024,579** | **4,257,592** | **9,024,889** |
| EQUITY | | | | | |
| Contributed Equity | 13 | 13,597,013 | 13,560,013 | 13,597,013 | 13,560,013 |
| Accumulated Losses | 14 | (9,339,421) | (4,535,434) | (9,339,421) | (4,535,124) |
| TOTAL EQUITY | | **4,257,592** | **9,024,579** | **4,257,592** | **9,024,889** |

The statement of financial position should be read in conjunction with the accompanying notes.

# Statement of Cash Flows

for the year ended 30 June 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| | | $ | $ | $ | $ |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Payments to Suppliers and Employees | | (2,500,295) | (1,824,995) | - | 122,267 |
| Interest Received | | 358,992 | 277,033 | - | - |
| Research and Development Costs | | (2,382,407) | (1,371,917) | - | - |
| NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES | 15 | (4,523,710) | (2,919,879) | - | 122,267 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Acquisition of Property, Plant & Equipment | | (58,812) | (159,954) | (58,812) | (159,954) |
| Purchase of Shares in Controlled Entities | | - | - | - | (100) |
| Advances to Controlled Entities/Related Parties | | - | - | (4,523,710) | (3,042,046) |
| NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES | | (58,812) | (159,954) | (4,582,522) | (3,202,100) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Proceeds from Issue of Ordinary Shares | | 37,000 | 12,604,625 | 37,000 | 12,604,625 |
| Payment of Share Issue Costs | | - | (922,991) | - | (922,991) |
| NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES | | 37,000 | 11,681,634 | 37,000 | 11,681,634 |
| NET INCREASE/(DECREASE) IN CASH HELD | | (4,545,522) | 8,601,801 | (4,545,522) | 8,601,801 |
| Add Opening Cash brought forward | | 9,120,421 | 518,620 | 9,120,421 | 518,620 |
| CLOSING CASH CARRIED FORWARD | 15 | 4,574,899 | 9,120,421 | 4,574,899 | 9,120,421 |

The statement of cash flows should be read in conjunction with the accompanying notes

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of Accounting

The financial report is a general purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention, except as otherwise stated.

### (b) Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other no-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

The effect of the revised policy has been to decrease basic and diluted EPS by 2.12 and 2.05 cents respectively for the 2002 financial year.

### (c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising VRI BioMedical Limited (the parent entity) and all entities which VRI BioMedical Limited controlled from time to time during the year and at the balance date.

Information from the financial statements of controlled entities is included from the date the parent company obtains control until such time control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

### (d) Cash and Cash Equivalents

Cash on hand and in banks and short term deposits are stated at nominal value.

Cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

**(e) Receivables**

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

**(f) Investments**

Investments in controlled entities are carried at cost.

**(g) Recoverable Amount**

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate.

**(h) Plant and Equipment**

Items of plant and equipment are recorded in the financial report at cost. Depreciation is calculated based on the determined useful life as follows:-

Plant and equipment ranging from 2 to 20 years
Office equipment ranging from 2 to 14 years

**(i) Research and Development.**

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

**(j) Payables**

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, where charged by the lender, is recognised as an expense on an accrual basis.

**(k) Contributed Equity**

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on ordinary shares issued at balance date are recognised directly in equity as a reduction of the share proceeds received.

**(l) Revenue Recognition**

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

*Interest*

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

*START Grant Income*

This is recognised as revenue upon receipt of the START Grant progress claim.

**(m) Taxes**

*Income taxes*

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

*Goods and Services Tax (GST)*

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

**(n) Employee Entitlements**

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimate future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- Other types of employee entitlements

are charged against profits on a net basis in their respective categories.

The value of the employee option plan described in Note 13 is not charged as an employee entitlement expense.

**(o) Earnings Per Share**

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares:

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **2. REVENUE FROM ORDINARY ACTIVITIES** | | | | |
| Included in the operating loss is the following revenue arising from non-operating activities: | | | | |
| Interest received | | | | |
| - Other persons/corporations | 317,582 | 329,390 | - | - |
| START Grant | 261,472 | - | - | - |
| | $579,054 | $329,390 | - | - |
| **3. EXPENSES AND LOSSES** | | | | |
| Expenses | | | | |
| - Depreciation of non-current assets | 70,444 | 11,646 | - | - |
| - Research and Development costs | 2,475,321 | 1,568,101 | - | - |
| - Provision for Non Recovery of Loans | - | - | 4,804,297 | 3,042,146 |
| - Salaries and Employee Benefits | 941,713 | 533,894 | - | - |
| - Rental costs | 221,315 | 97,283 | - | - |
| - Consultancy fees | 375,455 | 248,693 | - | - |
| - Travel expenses | 720,586 | 409,269 | - | - |
| **4. INCOME TAX EXPENSE** | | | | |
| The prima facie tax expense (benefit) on the operating profit/(loss) from ordinary activities is reconciled to the income tax provided in the financial statements as follows: | | | | |
| Prima facie tax expense/(benefit) on operating loss from ordinary activities at 30% (2001: 34%) | (1,441,196) | (1,057,069) | (1,441,196) | (1,057,069) |
| Tax Effect of Permanent Differences | | | | |
| Amortisation – formation expenses | - | 1,679 | - | - |
| Entertainment | - | 3,068 | - | - |
| Prospectus costs | - | 22,739 | - | 22,739 |
| Provision for Non Recovery of Loans | - | - | 1,441,196 | 1,034,330 |
| Research & Development accelerated claim | 243,249 | (82,669) | - | - |
| Formation costs | 580 | - | - | - |
| Future Income Tax Benefit not brought to account | 1,683,565 | 1,112,252 | 21,133 | - |
| Income tax expense/(benefit) attributable to loss from ordinary activities | - | - | - | - |

As at 30 June 2002 the consolidated entity has not brought to account a future tax benefit (at 30%) of $2,569,526 (2001: $1,459,569) as realisation of the benefit is not virtually certain.

The future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised,

(b) the condition for deductibility imposed by tax legislation continue to be complied with, and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **5. RECEIVABLES** | | | | |
| **Current** | | | | |
| Bank Bills | 3,626,101 | 8,950,000 | 3,626,101 | 8,950,000 |
| GST – Input Tax Credits | 70,874 | 152,978 | 70,874 | 152,978 |
| Short-term deposits | 6 | 1,472 | 6 | 1,472 |
| Other debtors | 7,072 | - | 7,072 | - |
| | $3,704,053 | $9,104,450 | $3,704,053 | $9,104,450 |
| **6. RECEIVABLES** | | | | |
| **Non-Current** | | | | |
| Loans to Controlled Entities | - | - | 9,278,899 | 4,474,602 |
| Less: Provision for Non Recovery of Loans | - | - | (9,278,899) | (4,474,602) |
| | $- | $- | $- | $- |

These loans are unsecured and are not subject to an interest charge.

| | | | | |
|---|---|---|---|---|
| **7. OTHER CURRENT ASSETS** | | | | |
| Prepayments | $21,206 | $5,876 | $21,206 | $5,876 |

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **8. OTHER FINANCIAL ASSETS** | | | | |
| **Non-Current** | | | | |
| **Investments at cost comprise:** | | | | |
| Shares in Controlled Entities | | | | |
| - Convergent BioScience Pty Ltd | - | - | 100 | - |
| - Sphere Animal Health Ltd | - | - | 100 | 100 |
| - VRI Diagnostics Pty Ltd | - | - | 100 | 100 |
| - VRI Therapeutics & Vaccines Pty Ltd | - | - | 100 | 100 |
| - Vasse Research Institute Pty Ltd | - | - | 10 | 10 |
| (Refer to Note 24) | $- | $- | $410 | $310 |
| **9. PLANT & EQUIPMENT** | | | | |
| Plant and Equipment – at cost | 86,174 | 53,490 | 86,174 | 53,490 |
| Accumulated depreciation | (19,734) | (7,785) | (19,734) | (7,785) |
| | 66,440 | 45,705 | 66,440 | 45,705 |
| Office Equipment – at cost | 206,083 | 150,923 | 206,083 | 150,923 |
| Accumulated depreciation | (63,444) | (4,949) | (63,444) | (4,949) |
| | 142,639 | 145,974 | 142,639 | 145,974 |
| Total Plant & Equipment | | | | |
| Cost | 292,257 | 204,413 | 292,257 | 204,413 |
| Accumulated depreciation | (83,178) | (12,734) | (83,178) | (12,734) |
| Total written down amount | $209,079 | $191,679 | $209,079 | $191,679 |

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **(a) Reconciliations** | | | | |
| Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year. | | | | |
| Plant and Equipment | | | | |
| Carrying amount at beginning | 45,705 | 37,511 | 45,705 | 37,511 |
| Additions | 32,684 | 14,990 | 32,684 | 14,990 |
| Depreciation expense | (11,949) | (6,796) | (11,949) | (6,796) |
| | 66,440 | 45,705 | 66,440 | 45,705 |
| Office Equipment | | | | |
| Carrying amount at beginning | 145,974 | 1,375 | 145,974 | 1,375 |
| Additions | 55,160 | 149,449 | 55,160 | 149,449 |
| Depreciation expense | (58,495) | (4,850) | (58,495) | (4,850) |
| | 142,639 | 145,974 | 142,639 | 145,974 |

## 10. INTANGIBLES

| | | | | |
|---|---|---|---|---|
| Logo Expenses – at cost | - | $2,400 | - | $2,400 |

## 11. PAYABLES

| | | | | |
|---|---|---|---|---|
| Current | | | | |
| Trade Creditors | 507,913 | 466,282 | 508,323 | 466,282 |
| Director – related entities | 53,513 | 36,452 | 53,513 | 36,452 |
| | $561,426 | $502,734 | $561,836 | $502,734 |

## 12. PROVISIONS

| | | | | |
|---|---|---|---|---|
| Current | | | | |
| Employee Entitlements | $78,507 | $36,342 | $78,507 | $36,342 |

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

| | CONSOLIDATED 2002 | CONSOLIDATED 2001 | VRI BIOMEDICAL LIMITED 2002 | VRI BIOMEDICAL LIMITED 2001 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **13. CONTRIBUTED EQUITY** | | | | |
| **(a) Issued and Paid Up Capital** | | | | |
| 58,516,333 (2001 58,444,333) Ordinary Shares fully paid | $13,597,013 | $13,560,013 | $13,597,013 | $13,560,013 |

**(b) Movements in Shares on issue**

| | 2002 Number of Shares | 2002 $ | 2001 Number of Shares | 2001 $ |
|---|---|---|---|---|
| Beginning of the financial year | 58,444,333 | 13,560,013 | 40,600,000 | 1,966,203 |
| Issued during the year | | | | |
| - seed capital investors | - | - | 1,844,333 | 691,625 |
| - initial public offering | - | - | 16,000,000 | 12,000,000 |
| - exercise of listed options | 4,000 | 3,000 | - | - |
| - exercise of employee share options | 68,000 | 34,000 | - | - |
| Less capitalised prospectus costs | - | - | - | (1,097,815) |
| End of the financial year | 58,516,333 | $13,597,013 | 58,444,333 | $13,560,013 |

**(c) Share Options**

| **Listed and Restricted Options over Ordinary Shares** | 2002 Number of Options | 2002 $ | 2001 Number of Options | 2001 $ |
|---|---|---|---|---|
| Beginning of the financial year | 23,377,768 | - | - | - |
| Issued during the year – bonus issue | - | - | 23,377,768 | - |
| Exercise of options | (4,000) | - | - | - |
| End of the financial year | 23,373,768 | - | 23,377,768 | - |

These options were issued in terms of a bonus issue of options to shareholders at the rate of 2 free options for every 5 shares held on 6 March 2001.These options over ordinary shares are exercisable at any time until 6 March 2006 at $0.75 per share.

**(d) Unlisted Employee Share Options**

The Board has adopted an Employee Share Option Plan (ESOP) to provide a long-term incentive for employees and directors of VRI BioMedical. The ESOP enables eligible persons to participate in the Company's future growth by contributing to increasing profitability and returns to Shareholders.

A summary of the ESOP is set out below:

Full or permanent part-time employees and directors of VRI BioMedical are eligible to participate, by invitation of the Board, in the ESOP;

The Directors may from time to time, in their absolute discretion, issue such number of options on such terms as they determine to eligible participants;

These options are not listed on the Australian Stock Exchange.

Issued options shall be exercisable within such period(s) or upon such event(s) as the Directors may specify at the date of issue of the options;

Options will be issued free of charge to the participants in the ESOP. The exercise price of each option offered pursuant to the ESOP is at the discretion of the Directors;

Under this scheme the following were granted:-

| | 2002<br>Number of Options | 2001<br>Number of Options |
|---|---|---|
| Balance at the beginning of the year | 1,820,000 | - |
| Issued during the year exercisable at $0.50 on or before 13 October 2005 | - | 1,820,000 |
| Issued during the year exercisable at $0.75 on or before 23 November 2006 | 3,200,000 | - |
| Issued during the year exercisable at $0.75 on or before 13 June 2007 | 300,000 | - |
| Exercised during the year at $0.50 | (68,000) | - |
| Outstanding at end of year: | | |
| exercisable at $0.50 on or before 13 October 2005 | 1,752,000 | 1,820,000 |
| exercisable at $0.75 on or before 23 November 2006 | 3,250,000 | - |
| exercisable at $0.75 on or before 13 June 2007 | 300,000 | - |

**(e) Terms and condition of contribution equity**

**Ordinary Shares**

Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote either in person or by proxy, at a meeting of the company.

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **14. ACCUMULATED LOSSES** | | | | |
| Accumulated losses | | | | |
| Balance at beginning of year | 4,535,434 | 1,426,408 | 4,535,124 | 1,426,198 |
| Operating loss after Income Tax attributable to members of VRI BioMedical Limited | 4,803,987 | 3,109,026 | 4,804,297 | 3,108,926 |
| Balance at end of year | 9,339,421 | 4,535,434 | 9,339,421 | 4,535,124 |
| **15. STATEMENT OF CASH FLOWS** | | | | |
| **(a) Reconciliation of the Operating profit/(loss) after tax to the Net Cash Flows from/(used in) Operations** | | | | |
| Net loss | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| Depreciation of Non Current Assets | 70,444 | 11,646 | - | 11,646 |
| Provision for Non Recovery of Loans | - | - | 4,804,297 | 3,042,146 |
| Intangible written off | 2,400 | - | - | - |
| **Changes in assets and liabilities** | | | | |
| Creditors | 95,144 | 386,606 | - | 386,506 |
| Other Debtors | (15,330) | (5,876) | - | (5,876) |
| Receivables | (76,498) | (203,229) | - | (203,229) |
| **Net cash flow from/(used in) operating activities** | (4,523,710) | (2,919,879) | - | 122,267 |
| **(b) Reconciliation of cash** | | | | |
| Cash balance comprises: | | | | |
| - Cash on hand | 963,187 | 259,250 | 963,187 | 259,250 |
| - Bank Bills | 3,611,712 | 8,861,171 | 3,611,712 | 8,861,171 |
| | 4,574,899 | 9,120,421 | 4,574,899 | 9,120,421 |
| **16. EXPENDITURE COMMITMENTS** | | | | |
| Lease expenditure commitments | | | | |
| Operating leases | | | | |
| Minimum lease payments | | | | |
| - not later than one year | 69,000 | 47,800 | - | - |
| - later than one year and not later than five years | 74,750 | 99,583 | - | - |
| Aggregate lease expenditure contracted for at balance date | 143,750 | 147,383 | - | - |

Operating lease relates to Perth office space for a lease term expiring 1 August 2004.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |

## 17. SUBSEQUENT EVENTS

There have been no subsequent events that have an effect on the financial position of the Company as at the date of this report.

## 18. ECONOMIC DEPENDENCY

There are no known economic dependencies effecting the operation of VRI BioMedical Limited.

## 19. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

| | CONSOLIDATED 2002 $ | CONSOLIDATED 2001 $ | VRI BIOMEDICAL LIMITED 2002 $ | VRI BIOMEDICAL LIMITED 2001 $ |
|---|---|---|---|---|
| Net loss | (4,803,987) | (3,109,026) | | |
| **Adjustments:** | | | | |
| Nil | - | - | | |
| Net loss used in calculating basic and diluted earnings per share | (4,803,987) | (3,109,026) | | |
| Weighted average number of ordinary shares used in calculating basic earnings per share: | 58,446,500 | 50,950,118 | | |
| **Effect of dilutive securities:** | | | | |
| Share options | 465,656 | - | | |
| Adjusted weighted average number of ordinary shares used in calculating basic earnings per share | 58,932,156 | 50,950,118 | | |

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **20. REMUNERATION OF DIRECTORS** | | | | |
| (a) Directors' remuneration | | | | |
| Income paid or payable, or otherwise made available, in respect of the financial year, to directors or their related entities, either directly or indirectly amounted to: | $764,351 | $466,130 | $764,351 | $466,130 |

The number of directors of VRI BioMedical Limited to whom payments were made either directly or indirectly whose income falls within the following bands is:

| | | | 2002 No | 2001 No |
|---|---|---|---|---|
| $0 | - | $9,999 | 1 | - |
| $10,000 | - | $19,999 | - | 2 |
| $30,000 | - | $39,999 | 2 | 1 |
| $60,000 | - | $69,999 | - | 1 |
| $70,000 | - | $79,999 | 1 | - |
| $90,000 | - | $99,000 | 1 | - |
| $160,000 | - | $169,999 | 1 | - |
| $170,000 | - | $179,999 | - | 1 |
| $190,000 | - | $199,999 | - | 1 |
| $350,000 | - | $359,999* | 1 | - |

* Included above for L Ivory is a prior year salary adjustment of $75,000 paid this year.

In the opinion of directors, remuneration paid to directors is considered reasonable

The remuneration above does not include the options granted and valued using the Black –Scholes pricing model.

| | 2002 | 2001 | 2002 | 2001 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **21. REMUNERATION OF EXECUTIVES** | | | | |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise. | $1,102,832 | $602,831 | $1,102,832 | $602,831 |

The number of executives of the consolidated entity and the Company whose remuneration falls within the following bands:

| | | | 2002 No | 2001 No |
|---|---|---|---|---|
| $90,000 | - | $99,999 | 1 | - |
| $100,000 | - | 109,999 | 1 | - |
| $110,000 | - | $119,999 | 1 | 1 |
| $140,000 | - | $149,999 | - | 1 |
| $150,000 | - | $159,999 | - | 1 |
| $170,000 | - | $179,999 | - | 1 |
| $180,000 | - | $189,999 | 1 | - |
| $240,000 | - | $249,999 | 1 | - |
| $350,000 | - | $359,999* | 1 | - |

* Included is a $75,000 prior year salary adjustment for L Ivory paid this year.

The remuneration above does not include the options granted and valued using the Black –Scholes pricing model.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **22. AUDITORS' REMUNERATION** | | | | |
| Amounts received or due and receivable by Ernst & Young for: | | | | |
| - an audit or review of the financial report of the entity | | | | |
| for the year ended 2001 | 27,500 | 5,323 | - | - |
| for the year ended 2002 | 35,250 | - | - | - |
| - other services in relation to the entity and any other entity in the consolidated entity | 51,884 | 45,205 | - | - |
| | 114,634 | 50,528 | - | - |

## 23. RELATED PARTY DISCLOSURES

(a) The directors of VRI BioMedical Limited, during the financial year were:

| | |
|---|---|
| Leon Ivory | |
| Anthony Peter Barton | (Resigned 10 September 2001) |
| Kenneth Peter Baxter | |
| John Francis Cade | |
| Robert Llewellyn Clancy | (Resigned 30 June 2002) |
| Kim Robert Slatyer | |
| Glyn Michael Tonge | (Appointed 10 September 2001) |

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

(b) The following related party transactions occurred during the financial year:

*(i) Transactions with related parties in wholly owned group.*

Payments were made by VRI BioMedical Limited during the year on behalf of its controlled entities. These payments have been reflected through the loan accounts to each of the controlled entities as shown in note 6 of the financial statements totalling $4,804,297. These loans are unsecured and are not subject to an interest charge.

*(ii) Transactions with director-related entities*

These transactions were made on normal commercial terms and conditions.

- $69,225 has been paid to Trivenia Pty Ltd as trustee for The Kim Slatyer Trust of which K R Slatyer is a director, for consultancy fees in connection with corporate development. This has been included in Directors' remuneration.
- $9,166 has been paid to Maktram Pty Ltd and/or R Clancy for office rental. This has not been included in Directors remuneration. $77,235 has been paid to Maktram Pty Ltd for consultancy fees in relation to scientific advisory work. This has been included in Directors' remuneration. R L Clancy is a director of Maktram Pty Ltd.
- $22,667 has been paid to Baxter & Associates Pty Ltd and TFG International Pty Ltd for Sydney office rental. This has not been included in Directors' remuneration. $49,258 has been paid to Baxter & Associates Pty Ltd as consultancy fees for assistance in contractual and remuneration matters. This has been included in Directors' remuneration. K Baxter is a director of Baxter & Associates Pty Ltd and TFG International Pty Ltd.
- $145,000 has been paid to the University of Newcastle in terms of the contract with the University for part of R L Clancy's time, part of his secretary's time and rental for the Newcastle laboratory facilities. $84,532 has been included in Directors' remuneration for R L Clancy being the portion relating to his time.

In addition, directors have been reimbursed for expenditure incurred on behalf of VRI BioMedical Limited.

(c ) Equity instruments of directors

**Interests at balance date**

Interests in the equity instruments of entities in the consolidated entity held by directors of the reporting entity and their director-related entities at balance date, being the number of instruments held:

| | Ordinary Shares Fully Paid | | Options Over Ordinary Shares | | Employee Options | |
|---|---|---|---|---|---|---|
| **Director** | **Number 2002** | **Number 2001** | **Number 2002** | **Number 2001** | **Number 2002** | **Number 2001** |
| L Ivory | 9,000,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| KR Slatyer | 8,920,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| RL Clancy | 9,000,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| KP Baxter | 11,500 | 11,500 | 20,800 | 20,800 | 300,000 | - |
| JF Cade | 267,000 | 268,100 | 106,800 | 107,240 | 300,000 | - |
| GM Tonge | - | - | - | - | 300,000 | - |

Movements in directors' equity holdings:

During the year Mr K R Slatyer sold 80,000 Ordinary Shares on an arm's length basis at market value.

Prof J F Cade was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

Mr K P Baxter was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

Prof G M Tonge was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

These employee share options were valued using the Black-Scholes pricing models at 31 cents per option as described in the Directors' report.

## 24. INTERESTS IN CONTROLLED ENTITIES

| Name | Country of Incorporation | Percentage of equity Interest held by the Consolidated entity |
|---|---|---|
| Vasse Research Institute Pty Ltd | Australia | 100% |
| VRI Diagnostics Pty Ltd | Australia | 100% and its controlled entities |
| Equine Alert Pty Ltd | Australia | 100% |
| Helirad Alert Pty Ltd | Australia | 100% |
| CP Alert Pty Ltd | Australia | 100% |
| ONCO Alert Pty Ltd | Australia | 100% |
| Performax Alert Pty Ltd | Australia | 100% |
| SIDS Alert Pty Ltd | Australia | 100% |
| VRI Therapeutics & Vaccines Pty Ltd | Australia | 100% and its controlled entities |
| Herbatex Pty Ltd | Australia | 100% |
| Novoceutics Pty Ltd | Australia | 100% |
| Auticoll Pty Ltd | Australia | 100% |
| Candivax Pty Ltd | Australia | 100% |
| Pneumobiotics Pty Ltd | Australia | 100% |
| Pharmabiotics Pty Ltd | Australia | 100% |
| Probendo Pty Ltd | Australia | 100% |
| Mucoprotec Pty Ltd | Australia | 100% |
| Probiall Pty Ltd | Australia | 100% |
| Probiadd Pty Ltd | Australia | 100% |
| Probiotic Culture Company Pty Ltd | Australia | 100% |
| Atheromastat Pty Ltd | Australia | 100% |
| Broncobiotics Pty Ltd | Australia | 100% |
| EV Diagnostics Pty Ltd | Australia | 100% |
| Secril 4 Alert Pty Ltd | Australia | 100% |
| Sphere Animal Health Ltd | Australia | 100% |
| B Screen and Delivery Pty Ltd | Australia | 100% |
| Dermavri Pty Ltd | Australia | 100% |
| Diastat Pty Ltd | Australia | 100% |
| Convergent BioScience Pty Ltd | Australia | 100% |

All of these controlled entities meet the criteria of a small proprietary company and consequently are not required to be audited.

## 25. SEGMENT INFORMATION

The consolidated entity operates in the biotechnology industry in Australia.

The principal development currently being undertaken is research to bring biomedical, diagnostic, therapeutical and vaccine products to market.

# Notes To and Forming Part of the Financial Statements

for the year ended 30 June 2002

## 26. FINANCIAL INSTRUMENTS

### Net Fair Values

The carrying amount of the consolidated entity's financial assets and financial liabilities approximate their fair value.

### Debtors

Debtors are recognised at the amount due. The balance is continually assessed and provision is made for doubtful accounts.

### Accounts Payable

Liabilities are recognised for amounts to be paid in the future for goods and services received on or before the reporting date. Accounts are settled in accordance with the vendor's terms, which are usually between 7 – 30 days.

### Ordinary Shares

Ordinary share capital is recognised at the value of the consideration received by the company. Details of shares issued at balance date are set out in Note 13.

### Amounts Due from Related Entities

All amounts due for related entities are carried at nominal value and a provision for the non recovery of such amounts has been provided for. Interest is not charged on these amounts.

### Investments

Investments are recognised at their original cost.

### Credit Risk

Credit risk on the company's financial assets is the loss that would be recognised if the other parties failed to perform their contractual obligations. The maximum credit risk relating to amounts recognised in the balance sheet is the carrying amount of those assets. The company minimises exposure to credit risk by trading with a substantial number of parties and not having any significant exposure to any individual debtor.

### Interest Rate Risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets recognised at the balance date are as follows:

| Financial Instruments | Floating interest rate | | Floating interest rate | | Non-interest bearing | | Total carrying amount per the balance sheet | | Weighted average effective interest rate | |
|---|---|---|---|---|---|---|---|---|---|---|
| Financial assets | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ | $ | $ | $ | $ | % | % |
| Cash | 963,187 | 259,250 | | - | | - | 963,187 | 259,250 | 3.3 | 3.7 |
| Receivables | | | | | | | | | | |
| - Commercial | | | | | | | | | | |
| bank bills | - | - | 3,626,101 | 8,950,000 | | - | 3,626,101 | 8,950,000 | 4.5 | 4.9 |
| - Other | - | - | - | - | 77,952 | 154,450 | 77,952 | 154,450 | - | - |
| Total financial assets | 963,187 | 259,250 | 3,626,101 | 8,950,000 | 77,952 | 154,450 | 4,667,240 | 9,363,700 | | |
| Financial liabilities | | | | | | | | | | |
| Payables | - | - | - | - | 561,426 | 502,734 | 561,426 | 502,734 | - | - |

# Directors' Declaration

In accordance with a resolution of the Directors of VRI BioMedical Limited, I state that:

1. In the opinion of the directors:

a) the financial statements and the notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) comply with Accounting Standards and Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

L Ivory
Chairman

Perth, 27 September 2002

# Independent Audit Report

ERNST & YOUNG

■ Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

## INDEPENDENT AUDIT REPORT

To the members of VRI BioMedical Limited

**Scope**
We have audited the financial report of VRI BioMedical Limited for the financial year ended 30 June 2002, as set out on pages 19 to 38, including the Directors' Declaration. The financial report includes the financial statements of VRI BioMedical Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

**Audit Opinion**
In our opinion, the financial report of VRI BioMedical Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

G H Meyerowitz
Partner
Perth

Date: 27 September 2002



GHM:SSO:VRI:030

# ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2002.

**(a) Distribution of equity securities**

The number of shareholders, by size of holding, in each class of share are:

| | | | Ordinary shares | | Options over ordinary shares | |
|---|---|---|---|---|---|---|
| | | | Number of holders | Number of shares | Number of holders | Number of options |
| 1 | - | 1,000 | 33 | 24,424 | 37 | 20,556 |
| 1,001 | - | 5,000 | 344 | 1,205,746 | 476 | 1,175,205 |
| 5,001 | - | 10,000 | 310 | 2,565,413 | 100 | 722,713 |
| 10,001 | - | 100,000 | 329 | 10,409,130 | 123 | 4,307,476 |
| 100,001 | and over | | 29 | 44,311,620 | 16 | 17,147,818 |
| | | | 1,045 | 58,516,333 | 752 | 23,373,768 |

**(b) Twenty largest shareholders**

The names of the twenty largest holders of ordinary shares are:

| | | Ordinary shares | |
|---|---|---|---|
| | | Number of shares | Percentage of ordinary shares |
| 1 | Ivory & Company Pty Ltd (L Ivory) | 9,000,000 | 15.4 |
| 2 | Maktram Pty Ltd (R Clancy) | 9,000,000 | 15.4 |
| 3 | Trivenia Pty Ltd (K Slatyer) | 8,839,799 | 15.1 |
| 4 | Australian Heritage Group Ltd | 8,333,333 | 14.2 |
| 5 | AP Barton | 2,775,000 | 4.7 |
| 6 | RBC Global Services Australia Nominees Pty Limited | 723,200 | 1.2 |
| 7 | Perpetual Trustee Company Ltd | 505,533 | 0.9 |
| 8 | Deauville Pty ltd | 450,000 | 0.8 |
| 9 | Peter Kirkham | 429,911 | 0.7 |
| 10 | Allied Equipment Pty Ltd | 417,500 | 0.7 |
| 11 | David Keith Edwards | 349,312 | 0.6 |
| 12 | David Edwards | 319,500 | 0.6 |
| 13 | Woodhurst Pty Ltd | 300,000 | 0.5 |
| 14 | Mrs Sheila Linton Coker | 270,000 | 0.5 |
| 15 | Prof JF Cade | 267,000 | 0.5 |
| 16 | D M D Holdings Pty Ltd | 250,000 | 0.4 |
| 17 | Yilgumba Nominees Pty Ltd | 232,000 | 0.4 |
| 18 | JR & JE Frame | 200,000 | 0.3 |
| 19 | Sarg Nominees Pty Ltd | 199,998 | 0.3 |
| 20 | Overnight Nominees Pty Ltd | 166,000 | 0.3 |
| | | 43,028,086 | 73.5 |

# ASX Additional Information

The names of the twenty largest holders of options over ordinary shares are:

| | | Options over ordinary shares | |
|---|---|---|---|
| | | Number of options | Percentage of options |
| 1 | Ivory & Company Pty Ltd (L Ivory) | 3,600,001 | 15.4 |
| 2 | Maktram Pty Ltd (R Clancy) | 3,600,001 | 15.4 |
| 3 | Trivenia Pty Ltd (K Slatyer) | 3,600,001 | 15.4 |
| 4 | Australian Heritage Group Ltd | 3,333,334 | 14.3 |
| 5 | AP Barton | 1,066,667 | 4.6 |
| 6 | Brocklebank Pty Ltd | 264,400 | 1.1 |
| 7 | Fogbell Nominees Pty ltd | 234,921 | 1.0 |
| 8 | Stichting Stroeve Global Custody | 216,000 | 0.9 |
| 9 | Mr David Edwards | 200,000 | 0.9 |
| 10 | RBC Global Services Australia Nominees Pty Limited | 194,480 | 0.8 |
| 11 | Mr Kevin Ross Atkinson | 185,000 | 0.8 |
| 12 | Mr Stephen Belowsky | 150,000 | 0.6 |
| 13 | Seven High Pty Ltd | 145000 | 0.6 |
| 14 | Thinking Nominees Pty Ltd | 139,213 | 0.6 |
| 15 | Bow Lane Nominees Pty ltd | 112,000 | 0.5 |
| 16 | Prof John Cade | 106,800 | 0.5 |
| 17 | Allcash Pty Ltd | 100,000 | 0.4 |
| 18 | Mr William Edward Davies | 100,000 | 0.4 |
| 19 | Jaminecca Pty Ltd | 100,000 | 0.4 |
| 20 | Jindabyne Pty Ltd | 100,000 | 0.4 |
| | | 17,547,818 | 75.0 |

**(c) Substantial shareholders**

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Law are:

| | Number of shares | Number of Options over ordinary shares |
|---|---|---|
| Ivory & Company Pty Ltd | 9,000,000 | 3,600,001 |
| Trivenia Pty Ltd | 8,920,000 | 3,600,001 |
| Maktram Pty Ltd | 9,000,000 | 3,600,001 |
| Australian Heritage Group Limited | 8,333,333 | 3,333,334 |

**(d) Voting rights**

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

**(e) Restricted securities on issue**

| | Number of Shares | Number of Options | Date restriction ceases |
|---|---|---|---|
| Ordinary Shares | 38,045,097 | 15,218,042 | 14 December 2002 |

**(f) Unquoted equity on issue**

| Class of security | Number of securities | Number of holders |
|---|---|---|
| Ordinary shares | 38,045,097 | 7 |
| Options over ordinary shares | 15,218,042 | 7 |

# Corporate Governance Statement

The Board is committed to a system of sound corporate governance.

The Board is responsible for the overall governance of VRI BioMedical, including its strategic development as well as the direction and control of its operations. Subject to VRI BioMedical's constitution, the Board deals with the issues of Board composition and selection criteria for directors. The Chairman is responsible to review the performance of the Board to ensure that the Board continues to have the mix of skill and experience necessary for the conduct of the activities of VRI BioMedical.

***Continuous Disclosure Policy***

VRI BioMedical has adopted a continuous disclosure policy so as to comply with its continuous disclosure obligations. The aims of this policy are to:

- assess, through a continuous disclosure committee, comprising the executive committee material information and co-ordinate any disclosure or releases to ASX;
- provide an audit trail of the decisions regarding disclosure to substantiate compliance with the Company's continuous disclosure obligations;
- regularly report to the Board on continuous disclosure matters; and
- ensure that employees of VRI BioMedical understand the obligations to bring material information to the attention of the continuous disclosure committee.

***Share Trading Policy***

VRI BioMedical has adopted a policy that imposes certain restrictions on Directors, senior management and other employees trading in VRI BioMedical securities. The restrictions have been imposed to prevent trading in contravention of the insider trading provisions of the Corporations Act 2001.

The key aspects of the policy are:

- no director, senior manager or employee is allowed to trade securities in VRI BioMedical once the Chairman has issued a notice to that person that trading is to be suspended;
- no employee is allowed to trade securities in VRI BioMedical during the 2 days following an announcement;
- any director, senior manager or employee intending to trade a parcel of securities which exceeds $100,000 in value must give the Chairman one day's prior written notice;
- trading in VRI BioMedical securities without approval is permitted 2 to 30 days after the day of release of VRI's quarterly results if trading has not been suspended by the Chairman or ASX; and
- trading in VRI BioMedical securities is permitted 31 to 60 days after the release of VRI's quarterly results with the prior approval of the Chairman if trading has not been suspended by the Chairman.

***Publications Policy***

The Company has a Publications Policy that governs the release of information regarding the Company's affairs, intellectual property and promotional material.

The objective of this policy is to protect the Company's intellectual property, to prevent the unauthorised release of statements that could be challenged as misleading or deceptive and to maintain confidentiality pursuant to the Company's policy governing confidential information. (Confidentiality provisions bind all directors and staff as well as contractors/consultants).
No information about the Company's intellectual property or any promotional material can be published either verbally or in writing without firstly being approved by the Executive Committee.

VRI BioMedical has established corporate governance committees to critically review the operations of the Company as set out below:

***Audit and Risk Management Committee***

This committee comprises Professor Cade (Chairman), Mr Baxter and Mr Slatyer. John Frame is the secretary to the Committee. Where considered appropriate, VRI BioMedical's external auditors and management are invited to attend meetings.

The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditors;
- to recommend and supervise the engagement of the external auditors and monitor the auditors performance;
- to review the effectiveness of management information and other systems of internal control;
- to review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- to review significant transactions that are not a normal part of the Company's business;
- to review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Act 2001, Listing Rules and to review external audit reports and ensure prompt remedial action;
- to review VRI BioMedical's financial statements (including interim reports) and accounting procedures;
- to review and approve the Company's research and development protocols;
- to review the Ethics Committee applications and monitor the human trials results enduring proper process ia applied, and
- regularly review Intellectual Property and patent management processes.

During the first half of the 2001 calendar year the Audit and Risk management Committee undertook a risk management review of the Company's Research and Development operations. The Committee engaged an independent consultant, to assist in this review process.

***Remuneration Committee***

This committee is made up of Mr Baxter (Chairman), Mr Slatyer and Professor Cade. John Frame is Secretary to the Committee.

The remuneration committee is responsible for reviewing and making recommendations to the Board regarding the compensation arrangements for the directors and senior management of VRI BioMedical (including ESOP and other benefit plans). It will also be responsible for considering general remuneration policies and superannuation requirements.

The level of the non-executive directors' fees are to be reviewed annually by the Board following a review by the Chairman but will take into consideration additional time required for involvement in various committees.

The committee review the recruitment and termination practices and policies of the Company.

***Executive Committee***

The Company has an Executive Committee currently made up of Leon Ivory, Margaret Dunkley, Patricia Conway, Mark Rowbottam, John Fitzgerald and John Frame. The Committee's purpose is to advise Leon Ivory as Chief Executive Officer on strategic and policy matters, to conduct regular review of operational matters as well as internal controls and ethical standards.

82-34683

**VRI BioMedical Limited**
ACN 084 464 193

VRI
BioMedical

# Notice of Annual General Meeting

**ANNUAL GENERAL MEETING:**
2.00 pm on Thursday, 28 November, 2002
Altitude 9, The New Esplanade Hotel, Level 9
18 The Esplanade, PERTH WA 6000

A separate proxy form is enclosed.

The Directors recommend that shareholders vote in favour of each of the Resolutions contained in this Notice of Meeting.

Please read the Notice carefully.

If you are unable to attend the Annual General Meeting please complete the Proxy Form and return, as directed.

# Notice of Annual General Meeting

NOTICE is hereby given that the Third Annual General Meeting of Shareholders of VRI BioMedical Limited ("Company") will be held at 2.00 pm on Thursday 28 November, 2002 at Altitude 9, The New Esplanade Hotel, Level 9, 18 The Esplanade, Perth WA 6000.

## ORDINARY BUSINESS

### 1. Chairman's Address

### 2. Financial Statements

To receive and adopt the Company's financial statements and the reports of the Directors and Auditors for the financial year ended 30th June, 2002

### 3. Re-election of Director

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution, with or without modification:

" Mr John Cade, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2)(A) of the Company's Constitution, and being eligible, be and is hereby re-elected as a director of the Company."

### 4. Other Business

To transact any other business which may properly be brought before the meeting.

## SNAPSHOT DATE

The Directors have determined that for the purposes of Section 1109N of the Corporations Law, the persons eligible to vote at the meeting will be those who are registered shareholders at 2.00pm on Tuesday, 26th November 2002.

## PROXY FORM

A loose-leaf proxy form is provided with this notice.
Please either post it to:

The Company Secretary
VRI BioMedical Limited
PO Box Z5229 St George's Terrace
Perth WA 6831

*Or Transmit by facsimile to: 61-8-9321 3650*

**By Order of the Board**

**Dated 25th October, 2002**

**John R Frame**
**Company Secretary**

# Proxy Form

VRI BioMedical

The Secretary
VRI BioMedical Limited
PO Box Z5229 St George's Terrace
PERTH WA 6831

I/We ____________________________________________
(Name)

of ____________________________________________
(Address)

Being a member/members (shareholders) of VRI BioMedical Limited hereby appoint ____________________
(Name of Proxy)

____________________________________________

or failing him/her the Chairman of the Meeting, as my/our proxy to vote for me/us on our behalf at the Annual General Meeting of the Company to be held at Altitude 9, The New Esplanade Hotel, Level 9, 18 The Esplanade, Perth WA on 28 November, 2002 at 2.00pm and at any adjournment thereof in the manner indicated below.

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| Ordinary Resolution 2.0 Adoption of Financial Statements and Reports | ☐ | ☐ | ☐ |
| Ordinary Resolution 3.0 Re-Election of Mr John Cade as a Director | ☐ | ☐ | ☐ |

**If the member (shareholder) is an individual member or joint holder please sign below:**

Usual Signature ____________________ Usual Signature ____________________

Dated __________ this day of ____________________ 2002.

**If the member (shareholder) is a company please sign below:**

THE COMMON SEAL of the Company (if required) was hereunto affixed in accordance with its Constitution in the presence of:

Director ____________________

Secretary ____________________

Dated __________ this day of ____________________ 2002.

Notes attaching to Proxy Form: See Over

VRI BioMedical

# Notes Attaching to Proxy Form

## Proxies Please Note:

(i) A member entitled to attend and vote is entitled to appoint not more than two proxies;

(ii) Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights;

(iii) A proxy may, but need not, be a member (shareholder) of the Company;

(iv) This form must be received at the Company's Head Office at PO Box Z5229 St George's Terrace, Perth 6831 or Level 11, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000 not less than forty-eight hours before the time of the holding of the meeting;

(v) Companies must, if required, execute under their Common Seal, in accordance with their Constitution;

(vi) If the proxy is signed under a Power of Attorney, an office copy or a notarised copy thereof must be forwarded;

(vii) Should you desire to direct your proxy on how to vote, place a tick in the appropriate box; where no such direction is given, your proxy shall have absolute discretion in voting and may abstain from voting;

(viii) Proxies may be faxed or lodged electronically;

(ix) Point at which voting rights are determined:
Section 1109N of the Corporations Law permits the convenor of a meeting to specify a time, being not more than 48 hours before the meeting, at which a snapshot of shareholders will be taken, for the purpose of determining shareholder entitlements to vote at the meeting.
The directors have passed a resolution to the effect that all shares of the Company quoted on the ASX at 2.00pm Western Standard Time on 26 November 2002, be taken to be held by the persons registered as holders at that time.

VRI
BioMedical

**Corporate Head Office**
Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000
Australia

Telephone: +61 8 9321 3655
Facsimile: +61 8 9321 3650
Webpage: www.vribiomedical.com



82-34683

VR1000045

02 [illegible]

# VRI BIOMEDICAL LIMITED

**A.B.N. 97 084 464 193**

# ANNUAL REPORT FOR THE YEAR ENDED 30 JUNE 2002

# VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## CORPORATE INFORMATION

### Directors

Leon Ivory (Chairman)

Kenneth Peter Baxter

John Francis Cade

Kim Robert Slatyer

Glyn Michael Tonge

### Company Secretary

John Richard Frame

### Corporate Head Office

Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000
Telephone: (08) 9321 3655
Facsimile: (08) 9321 3650

### Registered Office

8th Floor
19 Pier Street
PERTH WA 6000
Telephone: (08) 9325 2411
Facsimile: (08) 9325 5520

### Principal Solicitors

Freehills
Pillsbury Winthrop International

### Patent & Trade Mark Attorney

Baldwin Shelston Waters

### Bankers

Bank of Western Australia Limited
Commonwealth Bank of Australia Limited
Macquarie Investment Management Limited

### Auditors

Ernst & Young

### Share Register

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

### Internet Address

www.vribiomedical.com

# Contents

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

# DIRECTORS' REPORT

**Your directors submit their report for the year ended 30 June 2002.**

## DIRECTORS

The names and details of the directors of the company in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

**Names, qualifications, experience and special responsibilities**

| | |
|---|---|
| **Leon Ivory**<br>**Executive Chairman**<br>**Chief Executive Officer** | Leon Ivory is a graduate of the Advanced Management Programme of the University of Hawaii Business School and a Fellow of the Australian Institute of Management. Leon as founder of VRI BioMedical Limited, has been involved in corporate finance, funds management and venture capital in a career spanning over 30 years and he has served as a director of a number of public companies including Auspharm International Limited, Cortecs plc, Arbuthnot Latham Bank Ltd (London) and Foreign Commerce Bank (Zurich). |
| **Kenneth Peter Baxter**<br>**Non-Executive Director**<br>**B. Ec, FAIM, FAICA** | Ken Baxter is currently senior policy advisor on public sector reform to the Chief Secretary of Government in Papua New Guinea. He is an Adjunct Professor, Public Policy and Administration, University of NSW. Formerly Secretary of the Department of Premier and Cabinet in Victoria and the Director General of the NSW Premier's Department, former Chairman of the Australian Dairy Research & Development Corporation and director of other listed Public Companies. |
| **Professor Jack Cade**<br>**Non-Executive Director**<br>**MD, PhD, FRACP, FANZCA, FCCP** | Professor Cade is the Inaugural Director of Intensive Care at the Royal Melbourne Hospital and has held this position for over 20 years. He is a leader in the development of intensive care medicine in Australia. His academic interests have been in thromboembolism, biomedical engineering, infections and ethics. |
| **Professor Robert Llewellyn Clancy**<br>**Non-Executive Director**<br>**B.Sc (Med), MBBS, PhD, FRACP, FRCP(C), FRCP** | Professor Clancy, as co-founder of VRI BioMedical Limited, is a clinical immunologist involved in the development of mucosal diagnostics and therapeutic vaccines. He was a founding Board member of Auspharm International Ltd and was the Director of the Australian Institute of Mucosal Immunology. Professor Clancy is the Foundation Professor of Pathology at the University of Newcastle and Director of the Hunter Immunology Unit at the university.<br>Resigned as Director on 30 June, 2002. |
| **Kim Robert Slatyer**<br>**Non-Executive Director** | Kim Slatyer spent 12 years as a senior executive in public companies before establishing his own venture capital business. He is a co-founder of VRI BioMedical and has been responsible for Corporate Development and Special Projects. |
| **Professor Glyn Michael Tonge**<br>**Non-Executive Director**<br>**B.Sc(Hons) Biochemistry PhD, C Biol, FIBiol, FRSA** | Professor Tonge is a visiting Professor of Biotechnology at the University of Bath and serves on a number of government committees advising on research in the biological sciences. He has held directorships with Baring Brothers & Co Ltd, Baring Brothers International Ltd and ING Barings. Earlier in his career he held a senior executive position with ICI (now Astra Zeneca). His time with PA Consulting Group saw him develop its biotechnology and pharmaceutical business. He holds directorships with a large number of UK companies including Laxdale Ltd, Site Intelligence Ltd, Penn Pharmaceuticals Ltd, Fraser Williams Plc and the Southampton Institute. Professor Tonge is currently a non-executive director of Dabur Oncology plc, a UK pharmaceutical company specialising in Oncology with research and development in both the UK and India. He is also a partner and director of Vida Capital Partners Ltd a UK private equity fund investing in the healthcare and life science industries. Appointed as a Director on the 10 September 2001. |
| **Anthony Peter Barton**<br>**Non-Executive Director**<br>**B. Bus Studies** | Mr Barton is a graduate of the Royal Melbourne Institute of Technology with a Bachelor of Business (Accountancy) degree and has 25 years of commercial experience, having acted in senior executive capacities in two leading Australian stockbroking firms. Mr Barton is Executive Chairman of the publicly listed investment bank, Australian Heritage Group Limited and non-executive Chairman of stockbroking firm, D J Carmichael and Co.<br>Resigned as Director on 10 September 2001. |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

# DIRECTORS' REPORT (Cont.)

**Interests in the shares and options of the company and related bodies corporate**

As at the date of this report, the interests of the directors directly or indirectly in the shares and options of VRI BioMedical Limited were:

| Director | Number of Shares | Class | Options over Ordinary Shares | Employee Options |
|---|---|---|---|---|
| L Ivory | 9,000,000 | Ordinary | 3,600,001 | - |
| KR Slatyer | 8,920,000 | Ordinary | 3,600,001 | - |
| RL Clancy | 9,000,000 | Ordinary | 3,600,001 | - |
| KP Baxter | 11,500 | Ordinary | 20,800 | 300,000 |
| JF Cade | 267,000 | Ordinary | 106,800 | 300,000 |
| GM Tonge | - | Ordinary | - | 300,000 |

L Ivory holds his shares through Ivory & Company Pty Ltd as trustee for The Ivory Trust.
KR Slatyer holds his shares through Trivenia Pty Ltd as trustee for The Kim Slatyer Trust.
RL Clancy holds his shares through Maktram Pty Ltd.
KP Baxter holds 2,500 of his shares and 7,200 share options through Baxter and Associates Pty Ltd

## EARNINGS PER SHARE

| | Cents |
|---|---|
| Basic earnings/(loss) per share | (8.22) |
| Diluted earnings/(loss) per share | (8.15) |

## DIVIDENDS

No dividends have been paid or have been recommended during the year.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

# DIRECTORS' REPORT (Cont.)

## CORPORATE INFORMATION

### *Corporate Structure*

VRI BioMedical Limited is a company limited by shares that is incorporated and domiciled in Australia.
It is the ultimate parent entity and has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure:


VRI BIOMEDICAL LIMITED
VRI Therapeutics and Vaccines Pty Ltd
Vasse Research Institute Pty Ltd
VRI Diagnostics Pty Ltd
Sphere Animal Health Ltd
Convergent Bioscience Pty Ltd
Atheromastat Pty Ltd
Auticoll Pty Ltd
B Screen and Delivery Pty Ltd
Broncobiotics Pty Ltd
Candivax Pty Ltd
Dermavri Pty Ltd
Diastat Pty Ltd
Herbatex Pty Ltd
Mucoprotec Pty Ltd
Novoceutics Pty Ltd
Pharmabiotics Pty Ltd
Pneumobiotics Pty Ltd
Probendo Pty Ltd
Probiadd Pty Ltd
Probiall Pty Ltd
Probiotic Culture Company Pty Ltd
Secril 4 Alert Pty Ltd
CP Alert Pty Ltd
Equine Alert Pty Ltd
EV Diagnostics Pty Ltd
Helirad Alert Pty Ltd
ONCO Alert Pty Ltd
Performax Alert Pty Ltd
SIDS Alert Pty Ltd

## DIRECTORS' REPORT (Cont.)

### Principal Activities

The principal activity of the Company is the development of products for commercialisation supported by target research activities for the prediction, prevention and treatment of disturbances of the body's natural defence systems.

### Employees

The consolidated entity employed 24 employees as at 30 June 2002 (2001: 18 employees)

### REVIEW AND RESULTS OF OPERATIONS

The period under review was a watershed period for your Company.

This was a transition period where VRI BioMedical moved from a research focus into product development and commercialisation, supported by targeted research activities. For a relatively young company such a significant transition in a short period of time would place significant strain on any organization's operational capacity and its people. Your Directors are pleased to announce that this transition progressed with substantial early success being achieved.

The focus on developing products with global application creates commercialisation opportunities that are essential for sustainable growth for the Company. Sustainable growth potential underpins shareholder value. Thus the Company's management and Directors currently place considerable emphasis on product development activities. However, management recognise the need for on-going scientific research, not only to underpin the products that are being developed, but also to ensure that the Company's pipeline of future products remains strong.

VRI BioMedical set out with the fundamental strategy to develop products that would have global application with short to medium term expectation of commercial outcomes. The Company intentionally avoided the development of new chemical entities (NCEs) with their associated extended development times, regulatory burdens and costs, deciding rather to focus on biological based products with fewer regulatory hurdles.

To this end, VRI BioMedical adopted a portfolio-based, collaborative approach to project development. Such a view to the market allows for a lower spend model, coupled with the ability to diversify risk across a strong base of project candidates. In harmony with this approach, the Company made a conscious decision to focus on its core competences. As such VRI BioMedical has made a strategic decision not to directly operate manufacturing facilities or engage in marketing and distribution of its projects, but rather will use a network of international partners, expert in the areas of contract manufacture and global product distribution to achieve its overall commercial objectives.

At the outset, VRI BioMedical aimed to identify and own a portfolio of projects that are generally less than 3 years from being suitable to license to, or jointly commercialise with, major pharmaceutical manufacturers and distributors. At the pharmaceutical level this aim remains firm.

In the period under review one of the primary objectives for VRI BioMedical was to generate a recurrent revenue base. This was achieved with the conclusion of an on-going supply arrangement for finished product to Pharmanex Inc. (refer later). This was a most significant achievement for your Company not only to achieve a recurrent revenue stream, but also in propelling the Company into international supply chain logistical management. The expertise learned by the management group over the past 8 months has been significant and will be invaluable as the Company moves forward into other commercial arrangements.

Initiatives to commercialise the Company's diagnostic products were also put in place and the Directors are pleased to announce that commercial opportunities are well advanced.

### First Global Product Supply Agreement

VRI BioMedical announced on the 17 June 2002 that PCC™, one of the Company's unique biotherapeutic isolates, was to be brought to market following the completion of a multi-million dollar global licensing and supply arrangement with Pharmanex Inc., (Utah USA). Pharmanex is a world leader in the research, development and marketing of phyto-based and nutritional products.

## DIRECTORS' REPORT (Cont.)

Pharmanex launched PCC™ under the brand name of "ProBio PCC"™ in the USA on the 19 September 2002 and soon into South Korea and later Japan. Further worldwide product launches are planned to role out in the countries that Pharmanex have sales representation.

This commercialisation agreement will generate revenues in the 2002 / 03 financial year for the Company. Several orders have already been placed and fulfilled with finished product having been delivered. This arrangement will enable VRI BioMedical to plan for a significant and recurrent revenue stream to underpin further product development.

The deal provides Pharmanex with the exclusive global rights to sell and distribute PCC™, through Pharmanex's global marketing and distribution network. Currently Pharmanex has nearly 570,000 distributors worldwide and have commenced an expansion program designed to increase this number to 1.4 million by the end of 2006. VRI BioMedical retains the right of also licensing PCC™ for sales and distribution via other retail channels worldwide.

This supply agreement meant that VRI BioMedical caused production of finished goods to occur in a truly global sense. Applying a considered risk management approach, management sought out and engaged several contract manufacturers for the manufacture of the finished goods. Contract manufacturers in the USA and Sweden were engaged to make the product, with glass bottles and caps coming from Germany.

### Joint Collaboration With DSM

The collaboration between the Company and DSM progressed satisfactorily during the period under review. The operational focus during this period was that of identifying and characterising new isolates where good progress was achieved, with some 200 new strains identified.

Additionally the newly classified LAVRI (*Lactobacillus acidophilus*) probiotic strain was used in human clinical trials that commenced during the period.

### Project Pipeline

VRI BioMedical has a range of projects under development for the ***Prediction*** and ***Prevention*** of various diseases and clinical conditions. These projects are being developed within three platforms, namely diagnostics, bio therapeutics and oral vaccines.

As can be seen in Figure 1, VRI BioMedical projects currently in development are involved in the clinical areas of:

- Cardiovascular
- Gastrointestinal/Dermatology
- Respiratory/Allergy
- Gynaecological

Figure 1. The VRI BioMedical Space.


Prevention
VRI BioMedical
Treatment
Biopharmaceuticals
Microbiology
Cardiovascular
Gastrointestinal/
Dermatology
Respiratory/
Allergy
Gynaecology
Immunology
Diagnostics
Prediction
Platform + Enabling Technologies

82-34683

# DIRECTORS' REPORT (Cont.)

## Prediction

*Diagnostics*

An enormous wealth of information regarding the type and progress of diseases can be determined by the measurement of various factors involved in the immune response. VRI BioMedical diagnostics are based on this principle and are predictive of a number of different diseases and conditions, including prediction of the risk of SIDS, gastric cancer, respiratory infection and heart disease.

## Prevention

*Biotherapeutics*

VRI BioMedical is developing a range of products based on the ability of certain bacteria to boost the host's immune response to infection and disease and/or prevent invading microorganisms from attaching and growing. These are called biotherapeutics. Importantly bacteria must be delivered to the small intestine alive, metabolically active and in sufficient numbers. VRI BioMedical has shown that only specific strains of bacteria will provide these benefits.

VRI BioMedical is developing biotherapeutic products to prevent and/or treat such conditions as allergy/asthma, diarrhoea, irritable bowel syndrome, dermatitis and endotoxaemia. The Company has already completed a supply agreement with a large global marketing and distribution partner to sell PCC™, one of VRI BioMedical's unique biotherapeutic isolates.

*Oral Vaccines*

Vaccines are innocuous forms of infectious organisms or their toxins that retain the ability to produce an immune response without causing the disease. The body will then produce a vigorous and highly specific response to the pathogen should it present again in the future. VRI BioMedical is developing two oral vaccines for treatment of acute exacerbations of chronic bronchitis and long-term prevention of oral and vulvovaginal candidiasis.

## Clinical Trials

With any development programme for human therapeutics clinical trials are the primary validation tools and the basis for the Company's marketing thrust.

VRI BioMedical progressed its planning for an extensive clinical trial programme that is designed to:

- show that experimental data produced in the laboratory are translatable into the human setting; and
- to move the Company's projects further along the value chain.

This latter concept is based on the industry norm that the further a project moves through its development cycle, thereby moving closer to market, the more valuable it becomes for prospective partners.

It is critical at the planning stages to ensure the design of the study is comprehensive and optimal. If the clinical trial design contains flaws outcomes from the study may be compromised. Thus a conscious decision was made to ensure these plans are thoroughly reviewed and that the relevant ethics approval applications are comprehensively prepared. This means that it takes longer to move a proposed trial from planning to execution, but the Directors believe the potential benefits far outweigh any time delays.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## DIRECTORS' REPORT (Cont.)

**Ongoing Trials**

- **Mucoprotec 1 (MP 1)**– Phase I trial investigating the modulation of immune parameters in healthy volunteers using one of VRI BioMedical's *Lactobacillus acidophilus* strains. Subject participation in the trial has been completed. Data are currently being analysed for the final study report.

- **MP 1 / Lf** – Phase I study investigating the dose-response of one of VRI BioMedical's *Lactobacillus fermentum* strains on the modulation of immune parameters in healthy volunteers. Recruitment has commenced. The study is expected to be completed in the first half of 2003.

- **Irritable Bowel Syndrome** – Phase II study looking at the impact of one of VRI BioMedical's *Lactobacillus fermentum* strains on irritable bowel syndrome. The study will investigate effects in 200 subjects and is ongoing at the Sydney Clinic for Gastrointestinal Diseases at Bondi Junction, Sydney under the direction of Dr Eric Wegman. The study is expected to be completed by the end of 2003.

- **UK desensitisation/allergy study** – Phase II study involving 150 subjects investigating the potential role of one of VRI BioMedical's *Lactobacillus acidophilus* strains used in combination with desensitisation therapy to dust mite allergies. The study is being conducted at Southampton Hospital in the UK under the direction of Professor Peter Howarth and is due for completion by the end of 2003.

- **UWA Perth newborn allergy study** – Phase II trial investigating the potential of one of VRI BioMedical's *Lactobacillus acidophilus* strains to prevent atopic dermatitis in newborn infants. The study is being run under the direction of Associate Professor Susan Prescott and involves a total of 80 mothers and their newborn infants. This is a three-year study and the final study report is not expected until late 2005.

**Planned Trials**

- **MP2** – Phase II study investigating the impact of VRI BioMedical's probiotic strains on immune parameters to prevent over-training syndrome. The study will be run in collaboration with the AIS, Canberra. The study protocol is in development and the study is expected to start in the first half of 2003.

- **MP3** – Phase II study to investigate the effects of one of VRI BioMedical's *Lactobacillus acidophilus* strains on vulvovaginal Candida infection (thrush). The study protocol has been written and is being finalised for submission to ethics committee. The study is expected to commence late in 2002.

- **Cardiovascular (MP4 & MP5)** – Two trials are under development to investigate the effects of VRI BioMedical's probiotic strains on various markers of cardiovascular disease. The protocols are currently in development. The expected starting dates for these trials are in the first half of 2003.

- **MP 6** - Phase I study investigating the long-term low dose effects of one of VRI BioMedical's *Lactobacillus fermentum* strains on the modulation of immune parameters in healthy volunteers. The study is expected to commence in the first half of 2003.

- **Dermatology** – Two trials to investigate the effect of one of VRI BioMedical's *Lactobacillus fermentum* strains on chronic skin conditions is in planning. The first trial will be a Phase Ib study and its protocol has been submitted for ethics committee approval. The second trial is a larger Phase II study whose protocol is under development. These trials are expected to commence late in 2002 and in the first half of 2003 respectively.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

# DIRECTORS' REPORT (Cont.)

## Intellectual Property

Profound Intellectual Property has been captured through innovative scientific research in areas across the Company's science platforms of *Prediction* and *Prevention*. As of 30 June 2002 the Company had 21 active patent streams, equating to a total of nearly 200 patent applications worldwide.

The majority of these applications are owned by VRI BioMedical, with four in-licensed from external sources. Of these patent streams:

- 5 are in National Phase;
- 9 are in PCT (International phase); and
- 7 are provisional applications.

The VRI patent portfolio is summarised in the following table:

**Diagnostic Platform**

| Project Name | Patent Name | Status |
|---|---|---|
| Equine Alert | Methods for predicting impaired performance in equines. | PCT filed |
| Helirad Alert | Methods for monitoring treatment of helicobacter infection. | PCT filed |
| OncoAlert | Methods for predicting and/or diagnosing the risk of gastric cancer. | National Phase |
| Performax Alert | Predisposition to infection associated with intense exercise or other stress. | National Phase |
| Secril Alert | Cytokine capture assay methods and uses. | PCT filed |
| SIDS Alert | A method of determining potential susceptibility to development of ALTE and/or SIDS. | National Phase |

**Biotherapeutic Platform**

| Project Name | Patent Name | Status |
|---|---|---|
| Atheromastat | Compositions and methods for diagnosis and treatment of cardiovascular disorders. | PCT filed |
| Atheromastat II | Compositions and methods for diagnosis and treatment of cardiovascular disorders. | Provisional application |
| Auticoll | Probiotic recolonisation therapy. | PCT filed |
| Bronchobiotic | Compositions and methods for non-specific immunotherapy. | Provisional application |
| B Screen & Delivery | Methods and compositions for oral delivery of probiotics. | Provisional application |
| Cytobiotic | Methods and compositions for enhancement of immunotherapy. | Provisional application |
| Dermavri | Compositions and methods for treatment of skin disorders. | Provisional application |
| Diastat I | A method of treating gastrointestinal disorders. | Provisional applications |
| Diastat II | Methods and compositions for probiotic therapy. | Provisional applications |

## DIRECTORS' REPORT (Cont.)

| | | |
|---|---|---|
| Hepatitis | A method of identifying therapeutic compounds for a treatment of hepatic disorders. | National Phase |
| Mucoprotec | Compositions and methods for immunotherapy. | PCT filed |
| Probendo | A method of treating endotoxemia. | PCT filed |
| Probiall | Compositions and methods for treatment of allergic disorders. | National Phase |

**Vaccine Platform**

| Project Name | Patent Name | Status |
|---|---|---|
| Candivax | Compositions and methods for treatment of candidiasis. | PCT filed |
| Pneumobiotic | Compositions and methods for treatment of mucosal infections. | PCT filed |

**START Grant Approval**

In late 2001 VRI BioMedical was awarded a Federal Government START Grant of nearly $1,000,000 of which $261,472 has been received. This grant was awarded to advance VRI BioMedical's work in developing effective biotherapeutic solutions through clinical trials. The awarding of such a large grant is testimony to the Company's work in this area and strong independent validation of its fundamental scientific platform.

**World Class People**

The period under review saw a review of the future requirements of the Company in its human capital. The transition to product development and global commercialisation meant a realignment of skills and focus of the Company's people with new appointments being made.

VRI BioMedical continues to ensure it has access to some of the best minds in bioscience. Its permanent and consultant scientific team comprises leading scientists in the areas of microbiology, immunology and probiotic formulation who have international reputations for basic and applied research in the areas of biotherapeutics, immunology, vaccines and non-invasive diagnostic tests.

The Company is run by a highly experienced management team all of whom are totally committed to delivering on the Company's promises and the creation of shareholder wealth. The skill set of these individuals is exceptional.

**Assoc. Prof. Patricia Conway**
General Manager Biopharmaceuticals

Prof. Conway worked for more than 10 years at CSIRO Division of Food Research prior to moving to Sweden where she was employed by industry and based at Gothenburg University. Her duties covered issues relating to industry as well as academic responsibilities. Latterly she was a senior lecturer in the Centre for Marine Biofouling and Bioinnovation in the School of Microbiology at the University of New South Wales. Prof. Conway is acknowledged as an international leader in Probiotics.

**Dr. Margaret Dunkley**
General Manager - Vaccines

Dr Dunkley is responsible for the management of the company's vaccine projects being conducted at the University of Newcastle. Besides holding science degrees and a PhD, she has qualifications in Technology and Occupational Health and Safety Management. She has many years experience in scientific research having published 63 scientific papers and presented 50 papers at National and International Scientific Conferences. She has worked in several research Institutions that include the Dept. of Medicine, Royal Melbourne Hospital; Walter and Eliza Hall Institute Melbourne; Australian National University, Canberra; University College, London; and University of Newcastle, Australia.

## DIRECTORS' REPORT (Cont.)

**John Fitzgerald**
Intellectual Property & Business Development

John Fitzgerald completed a first class Honours degree in Science (Physiology) and a Master's of Business Administration at the University of Western Australia. Subsequent to these he worked for over 7 years in the Australian pharmaceutical industry, in roles covering sales, product management, business development and finally as Australasian Marketing Director of a mid-sized German pharmaceutical company. These roles provided him with an invaluable and in-depth understanding of both the complexities of the pharmaceutical industry and its infamous regulatory and pricing processes.

**John Frame**
General Manager – Finance & Administration, Company Secretary

John Frame trained as a chartered accountant and gained wide commercial, treasury and business experience over a 20 year period. He has since held senior management roles in companies operating in the fields of finance, managed funds and information technology, where he has been responsible for, amongst other things, strategic and business planning, financial and business reorganizations, capital raisings, marketing, corporate governance and change management.

He has been extensively involved in general operational management during this transition phase of the Company's development, as well as with the Company's commercialisation programme, particularly that with Pharmanex Inc.

**Mark Rowbottam**
General Manager – Diagnostics

Mark Rowbottam has over 15 years experience in the human diagnostics sector with undergraduate qualifications in Medical Imaging. During this period he gained significant experience in the public and private sectors in both clinical and business management roles. Following the completion of his MBA he gained further experience in clinical management, health administration and change management before moving into the private sector as a consultant to developing companies in the medical technology sector. He has been involved in various aspects of business and strategic planning, product commercialisation and business development in the medical and technology sectors.

**Jane Swindells**
Financial Controller

Jane Swindells is a Chartered Accountant with 13 years professional and commercial experience in senior accounting roles. She is responsible for the management of the Group's accounting and administration function and latterly has been extensively involved in the international supply chain management necessary for the commercialisation of the PCC™ product.

The Directors would like to thank the Company's management and staff for their committed efforts to the growth of the Company that has established the solid foundations for long-term shareholder wealth creation.

The Board includes both Australian and overseas-based members, who provide complementary strengths in scientific and medical research, local and international capital markets and corporate governance.

**USA Depository Receipts**

In May the Directors accepted the Bank of New York's offer to sponsor the Company to a Level One Depository Receipt listing in the USA. This will generate considerable potential future benefit for shareholders to have VRI BioMedical shares traded in the USA. The sponsorship offer by the Bank of New York represents significant cost savings to the Company.

Depository Receipts (ADR's) are US share certificates that represent underlying foreign shares which are held in custody outside the USA. They are traded and settled in the USA like any other US share.

The registration programme is well underway and expected to conclude successfully shortly.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## DIRECTORS' REPORT (Cont.)

The Bank of New York, founded in 1784, is one of the USA's most sound and profitable money centre banks. It is the leading US depository bank and largest provider of securities in the world offering a full range of value-added services.

### Results

The loss of the consolidated entity for the financial year after providing for income tax amounts to $4,803,987 (2001: $3,109,026). This reflects the Company's accounting policy to expense all Research and Development costs during the year as they arise.

### SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In line with the Company's accounting policy of expensing all Research and Development costs, shareholders' equity decreased from $9,024,579 to $4,257,592 during the year. This occurred as funds had been utilised in the principal activities of the consolidated entity.

The Company's Intellectual Property and patent portfolio was enhanced and expanded during the year as shown elsewhere in this report. The Directors' remain confident that this portfolio represents significant underlying shareholder value that will be matured in future periods as products are developed and commercialised.

As shown in the patent analysis section of this report, several patent applications entered National Phase.

As part of its operational strategy, the Company diversified its research and product development facilities, which are now situated in Newcastle and Sydney in New South Wales.

On the 17 June 2002 the Company announced that it had entered into an agreement to commercialise its first product. This is seen as a major milestone for the Company in its quest to generate recurrent income.

### REVENUE TARGETS

In June 2002 the Executive Chairman indicated that VRI BioMedical's revenue target is to exceed $10 million within the next 18 months. This will be achieved partly through our arrangement with Pharmanex Inc., as well as from plans to partner with other groups. These include the objective to commercialise several of the Company's diagnostic products that are now market ready.

Recurrent revenues will be used to fund further research and clinical development that will lead to more of our stable of products being brought to market.

As the Company's products will be entering new markets, the recurrent revenues will be dependent upon many factors including the time it takes to gain market acceptance and thus market penetration. It is however certain that the markets that the Company is planning to enter with its products are very large and cover the most significant health sectors. Because the Company is entering new markets and that no historical benchmark revenues are available as yet, it is thus not considered wise by the Directors for revenue forecasts to be made at this time.

### SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Other than the events noted below, there are no significant events after the balance date:

- On the 19 September 2002, the launch by Pharmanex Inc. in the USA of ProBio PCC™.
- The appointment of Dr Peter French as Chief Operating Officer to replace Dr Phillip Comans who resigned.

### LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to elsewhere in this report, further information as to likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

# DIRECTORS' REPORT (Cont.)

## ENVIRONMENTAL REGULATION AND PERFORMANCE

There have been no known breaches of any environmental regulation and performance criteria during the year.

## SHARE OPTIONS

### Unissued shares

As at the date of this report, there were 27,629,768 unissued ordinary shares under options (28,629,768 at balance date). Refer to note 13 (c) and (d) for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related body corporate.

### Shares issued as a result of the exercise of options

During the financial year employees have exercised the option to acquire 68,000 fully paid ordinary shares in terms of their employee share options. Additionally, 4,000 of the quoted options over ordinary shares were exercised at market value to acquire 4,000 fully paid ordinary shares. Since the end of the financial year, no further options have been exercised.

## INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the company has paid premiums in respect of a contract insuring all the directors and officers of VRI BioMedical Limited.

The total amount of insurance contract premiums paid was $17,481.

The Company has entered into officer protection deeds (Deeds) with each Director, the company secretary and certain members of senior management (Officers).

Under the Deeds, the Company will to the maximum extent permitted by law and the Company's constitution, indemnify the Officers against:

- Costs and expenses incurred in defending proceedings; and
- Other liabilities that may arise from their position.

Also pursuant to the Deeds, VRI BioMedical must insure the Officers against liability and provide access to all documents relevant to defending any claim brought against the Officers in their capacity as officers of the Company.

## DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

### Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers emoluments including performance bonus and share option allocation to the Company's operational performance.

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## DIRECTORS' REPORT (Cont.)

**Emoluments* of directors of VRI BioMedical Limited**

| | Annual Emoluments | | | | Long Term Emoluments Options Granted @ | | |
|---|---|---|---|---|---|---|---|
| | Base Fee | Bonus | Prior Year Salary Adjustment | Other | Number | | Super-annuation |
| | $ | $ | $ | $ | | $ | $ |
| L Ivory ** | 231,481 | 25,000 | 75,000 | 6,879 | - | - | 18,519 |
| R L Clancy | 77,235 | - | | 84,532 | - | - | - |
| KR Slatyer | 27,757 | - | | 69,225 | - | - | 2,243 |
| KP Baxter | 27,757 | - | | 49,258 | 300,000 | 93,000 | 2,243 |
| AP Barton | 4,629 | - | | - | - | - | 371 |
| JF Cade | 27,757 | - | | - | 300,000 | 93,000 | 2,243 |
| G M Tonge | 32,222 | - | | - | 300,000 | 93,000 - | - |

**Emoluments*of the five most highly paid executive officers# of the consolidated entity**

| | Annual Emoluments | | | | Long Term Emoluments Options Granted @ | | |
|---|---|---|---|---|---|---|---|
| | Base Fee | Bonus | Other | Termin-ation & Similar Payments | | | Super-annuation |
| | $ | $ | $ | $ | Number | $ | $ |
| P Comans*** | 130,902 | - | 3,629 | 100,000 | 1,000,000*** | 310,000 | 11,073 |
| JR Frame | 138,889 | 25,000 | 12,506 | - | 300,000 | 93,000 | 11,111 |
| PL Conway | 80,556 | - | 5,837 | - | 360,000 | 111,600 | 6,444 |
| JJ Fitzgerald | 111,588 | - | - | - | 300,000 | 150,000 | 4,745 |
| M Dunkley | 68,473 | - | - | - | 140,000 | 43,400 | 35,200 |

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure.

* The elements of emoluments have been determined on the basis of the cost to the company and the consolidated entity.

# Executives are those directly accountable and responsible for the operational management and strategic direction of the company and the consolidated entity.

@ These employee share Options granted under the Employee Share Option Plan are exercisable at $0.75 per Ordinary Share. They have been valued at $0.31 per option using the Black Scholes pricing model, other than those issued to JJ Fitzgerald which have been valued at $0.50 per option as his were issued on 13 June 2002. The value of these options has not been included in the Remuneration of Directors or Executives as disclosed in Note 20 and Note 21.

** Mr Leon Ivory is the Chief Executive Officer of the consolidated entity.

*** Dr P Comans commenced employment with the Company on 17 September 2001. He resigned on 15 July 2002. 842,010 employee share options lapsed by the date of this report with the remainder of 157,990 to lapse by 15 October 2002 unless exercised.

The above amounts do not include expenses incurred by Directors and their related entities and executive officers that were reimbursed by the Company.
The value of these options has not been included in the remuneration of the Directors or executives

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

# DIRECTORS' REPORT (Cont.)

## DIRECTORS' MEETINGS

The numbers of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

| | Directors' Meetings | Meetings of Committees | |
|---|---|---|---|
| | | Audit and Risk Management | Remuneration |
| **Number of meetings held:** | 6 | 4 | 3 |
| **Number of meetings attended:** | | | |
| L Ivory | 6 | | |
| KR Slatyer | 6 | 3 | 2 |
| RL Clancy | 6 | | |
| KP Baxter | 6 | 4 | 3 |
| AP Barton ** | 1 | | |
| JF Cade | 6 | 4 | 3 |
| GM Tonge* | 5 | | |

**Notes:**

* GM Tonge attended all Directors' meetings held since his appointment.

** AP Barton attended all Directors' meetings held prior to his resignation.

**Committee membership**

As at the date of this report, the Company had an Audit and Risk Management Committee and a Remuneration Committee, of the Board of Directors.

Members acting on the Board committees during the year were:

| Audit and Risk Management | Remuneration |
|---|---|
| JF Cade (Chairman) | KP Baxter (Chairman) |
| KP Baxter | JF Cade |
| KR Slatyer | KR Slatyer |

## DIRECTORS' REPORT (Cont.)

### CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of VRI BioMedical Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained after the ASX additional information section of this annual report.

Signed in accordance with a resolution of the directors.

L Ivory
Chairman

Perth, 27 September 2002

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

## STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 $ | 2001 $ | 2002 $ | 2001 $ |
| REVENUES FROM ORDINARY ACTIVITIES | 2 | 579,054 | 329,390 | - | - |
| Depreciation and amortisation expenses | 3 | (70,444) | (11,646) | - | - |
| Salaries and employee benefits expense | | (941,713) | (533,894) | - | - |
| Research and development expenditure | | (2,475,321) | (1,568,101) | - | - |
| Travel expenses | | (720,586) | (409,269) | - | - |
| Rental expenses | | (221,315) | (97,283) | - | - |
| Consultancy fees | | (375,455) | (248,693) | - | - |
| Increase in provision for non recovery of loans to controlled entities | | - | - | (4,804,297) | (3,108,926) |
| Other expenses from ordinary activities | | (578,207) | (569,530) | - | - |
| LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE | | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES | 4 | - | - | - | - |
| OPERATING LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE | 14 | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| Basic earnings/(loss) per share (cents per share) | 19 | (8.22) | (6.10) | | |
| Diluted earnings/(loss) per share (cents per share) | 19 | (8.15) | (6.10) | | |

The statement of financial performance should be read in conjunction with the accompanying notes.

# VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 $ | 2001 $ | 2002 $ | 2001 $ |
| CURRENT ASSETS | | | | | |
| Cash assets | | 963,187 | 259,250 | 963,187 | 259,250 |
| Receivables | 5 | 3,704,053 | 9,104,450 | 3,704,053 | 9,104,450 |
| Other | 7 | 21,206 | 5,876 | 21,206 | 5,876 |
| TOTAL CURRENT ASSETS | | 4,688,446 | 9,369,576 | 4,688,446 | 9,369,576 |
| NON-CURRENT ASSETS | | | | | |
| Receivables | 6 | - | - | - | - |
| Other Financial Assets | 8 | - | - | 410 | 310 |
| Property, Plant & Equipment | 9 | 209,079 | 191,679 | 209,079 | 191,679 |
| Intangibles | 10 | - | 2,400 | - | 2,400 |
| TOTAL NON-CURRENT ASSETS | | 209,079 | 194,079 | 209,489 | 194,389 |
| TOTAL ASSETS | | **4,897,525** | **9,563,655** | **4,897,935** | **9,563,965** |
| CURRENT LIABILITIES | | | | | |
| Payables | 11 | 561,426 | 502,734 | 561,836 | 502,734 |
| Provisions | 12 | 78,507 | 36,342 | 78,507 | 36,342 |
| TOTAL CURRENT LIABILITIES | | 639,933 | 539,076 | 640,343 | 539,076 |
| TOTAL LIABILITIES | | **639,933** | **539,076** | **640,343** | **539,076** |
| NET ASSETS | | **4,257,592** | **9,024,579** | **4,257,592** | **9,024,889** |
| EQUITY | | | | | |
| Contributed Equity | 13 | 13,597,013 | 13,560,013 | 13,597,013 | 13,560,013 |
| Accumulated Losses | 14 | (9,339,421) | (4,535,434) | (9,339,421) | (4,535,124) |
| TOTAL EQUITY | | **4,257,592** | **9,024,579** | **4,257,592** | **9,024,889** |

The statement of financial position should be read in conjunction with the accompanying notes.

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

# STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

| | NOTES | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|---|
| | | 2002 $ | 2001 $ | 2002 $ | 2001 $ |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Payments to Suppliers and Employees | | (2,500,295) | (1,824,995) | - | 122,267 |
| Interest Received | | 358,992 | 277,033 | - | - |
| Research and Development Costs | | (2,382,407) | (1,371,917) | - | - |
| NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES | 15 | (4,523,710) | (2,919,879) | - | 122,267 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Acquisition of Property, Plant & Equipment | | (58,812) | (159,954) | (58,812) | (159,954) |
| Purchase of Shares in Controlled Entities | | - | - | - | (100) |
| Advances to Controlled Entities/Related Parties | | - | - | (4,523,710) | (3,042,046) |
| NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES | | (58,812) | (159,954) | (4,582,522) | (3,202,100) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Proceeds from Issue of Ordinary Shares | | 37,000 | 12,604,625 | 37,000 | 12,604,625 |
| Payment of Share Issue Costs | | - | (922,991) | - | (922,991) |
| NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES | | 37,000 | 11,681,634 | 37,000 | 11,681,634 |
| NET INCREASE/(DECREASE) IN CASH HELD | | (4,545,522) | 8,601,801 | (4,545,522) | 8,601,801 |
| Add Opening Cash brought forward | | 9,120,421 | 518,620 | 9,120,421 | 518,620 |
| CLOSING CASH CARRIED FORWARD | 15 | 4,574,899 | 9,120,421 | 4,574,899 | 9,120,421 |

The statement of cash flows should be read in conjunction with the accompanying notes

# VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(a) Basis of Accounting**
The financial report is a general purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention, except as otherwise stated.

**(b) Changes in Accounting Policies**
The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other no-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

The effect of the revised policy has been to decrease basic and diluted EPS by 2.12 and 2.05 cents respectively for the 2002 financial year.

**(c) Principles of Consolidation**
The consolidated financial statements are those of the consolidated entity, comprising VRI BioMedical Limited (the parent entity) and all entities which VRI BioMedical Limited controlled from time to time during the year and at the balance date.

Information from the financial statements of controlled entities is included from the date the parent company obtains control until such time control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

**(d) Cash and cash equivalents**
Cash on hand and in banks and short term deposits are stated at nominal value.

Cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

**(e) Receivables**
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002 (cont.)

**(f) Investments**
Investments in controlled entities are carried at cost.

**(g) Recoverable Amount**
Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate.

**(h) Plant and equipment**
Items of plant and equipment are recorded in the financial report at cost. Depreciation is calculated based on the determined useful life as follows:-

Plant and equipment ranging from 2 to 20 years
Office equipment ranging from 2 to 14 years

**(i) Research and development.**
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

**(j) Payables**
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, where charged by the lender, is recognised as an expense on an accrual basis.

**(k) Contributed Equity**
Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on ordinary shares issued at balance date are recognised directly in equity as a reduction of the share proceeds received.

**(l) Revenue recognition**
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

*Interest*

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

*START Grant Income*
This is recognised as revenue upon receipt of the START Grant progress claim.

**(m) Taxes**
*Income taxes*
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

*Goods and Services Tax (GST)*
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002 (cont.)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

**(n) Employee entitlements**
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimate future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses and revenues arising in respect of the following categories:
- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- Other types of employee entitlements

are charged against profits on a net basis in their respective categories.

The value of the employee option plan described in Note 13 is not charged as an employee entitlement expense.

**(o) Earnings per share**
Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares:

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **2. REVENUE FROM ORDINARY ACTIVITIES** | | | | |
| Included in the operating loss is the following revenue arising from non-operating activities: | | | | |
| Interest received | | | | |
| - Other persons/corporations | 317,582 | 329,390 | - | - |
| START Grant | 261,472 | - | - | - |
| | $579,054 | $329,390 | - | - |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 20 JUNE 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **3. EXPENSES AND LOSSES** | | | | |
| Expenses | | | | |
| - Depreciation of non-current assets | 70,444 | 11,646 | - | - |
| - Research and Development costs | 2,475,321 | 1,568,101 | - | - |
| - Provision for Non Recovery of Loans | - | - | 4,804,297 | 3,042,146 |
| - Salaries and Employee Benefits | 941,713 | 533,894 | - | - |
| - Rental costs | 221,315 | 97,283 | - | - |
| - Consultancy fees | 375,455 | 248,693 | - | - |
| - Travel expenses | 720,586 | 409,269 | - | - |

## 4. INCOME TAX EXPENSE

The prima facie tax expense (benefit) on the operating profit/(loss) from ordinary activities is reconciled to the income tax provided in the financial statements as follows:

| | CONSOLIDATED 2002 $ | CONSOLIDATED 2001 $ | VRI BIOMEDICAL LIMITED 2002 $ | VRI BIOMEDICAL LIMITED 2001 $ |
|---|---|---|---|---|
| Prima facie tax expense/(benefit) on operating loss from ordinary activities at 30% (2001: 34%) | (1,441,196) | (1,057,069) | (1,441,196) | (1,057,069) |
| Tax Effect of Permanent Differences | | | | |
| Amortisation – formation expenses | - | 1,679 | - | - |
| Entertainment | - | 3,068 | - | - |
| Prospectus costs | - | 22,739 | - | 22,739 |
| Provision for Non Recovery of Loans | - | - | 1,441,196 | 1,034,330 |
| Research & Development accelerated claim | 243,249 | (82,669) | - | - |
| Formation costs | 580 | - | - | - |
| Future Income Tax Benefit not brought to account | 1,683,565 | 1,112,252 | 21,133 | - |
| Income tax expense/(benefit) attributable to loss from ordinary activities | - | - | - | - |

As at 30 June 2002 the consolidated entity has not brought to account a future tax benefit (at 30%) of $2,569,526 (2001: $1,459,569) as realisation of the benefit is not virtually certain.

The future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised,

(b) the condition for deductibility imposed by tax legislation continue to be complied with, and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **5. RECEIVABLES** | | | | |
| **Current** | | | | |
| Bank Bills | 3,626,101 | 8,950,000 | 3,626,101 | 8,950,000 |
| GST – Input Tax Credits | 70,874 | 152,978 | 70,874 | 152,978 |
| Short-term deposits | 6 | 1,472 | 6 | 1,472 |
| Other debtors | 7,072 | - | 7,072 | - |
| | $3,704,053 | $9,104,450 | $3,704,053 | $9,104,450 |
| **6. RECEIVABLES** | | | | |
| **Non-Current** | | | | |
| Loans to Controlled Entities | - | - | 9,278,899 | 4,474,602 |
| Less: Provision for Non Recovery of Loans | - | - | (9,278,899) | (4,474,602) |
| | $- | $- | $- | $- |
| These loans are unsecured and are not subject to an interest charge. | | | | |
| **7. OTHER CURRENT ASSETS** | | | | |
| Prepayments | $21,206 | $5,876 | $21,206 | $5,876 |
| **8. OTHER FINANCIAL ASSETS** | | | | |
| **Non-Current** | | | | |
| **Investments at cost comprise:** | | | | |
| Shares in Controlled Entities | | | | |
| - Convergent BioScience Pty Ltd | - | - | 100 | - |
| - Sphere Animal Health Ltd | - | - | 100 | 100 |
| - VRI Diagnostics Pty Ltd | - | - | 100 | 100 |
| - VRI Therapeutics & Vaccines Pty Ltd | - | - | 100 | 100 |
| - Vasse Research Institute Pty Ltd | - | - | 10 | 10 |
| | $- | $- | $410 | $310 |
| (Refer to Note 24) | | | | |
| **9. PLANT & EQUIPMENT** | | | | |
| Plant and Equipment – at cost | 86,174 | 53,490 | 86,174 | 53,490 |
| Accumulated depreciation | (19,734) | (7,785) | (19,734) | (7,785) |
| | 66,440 | 45,705 | 66,440 | 45,705 |
| Office Equipment – at cost | 206,083 | 150,923 | 206,083 | 150,923 |
| Accumulated depreciation | (63,444) | (4,949) | (63,444) | (4,949) |
| | 142,639 | 145,974 | 142,639 | 145,974 |
| Total Plant & Equipment | | | | |
| Cost | 292,257 | 204,413 | 292,257 | 204,413 |
| Accumulated depreciation | (83,178) | (12,734) | (83,178) | (12,734) |
| Total written down amount | $209,079 | $191,679 | $209,079 | $191,679 |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| (a) ***Reconciliations*** | | | | |
| Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year. | | | | |
| Plant and Equipment | | | | |
| Carrying amount at beginning | 45,705 | 37,511 | 45,705 | 37,511 |
| Additions | 32,684 | 14,990 | 32,684 | 14,990 |
| Depreciation expense | (11,949) | (6,796) | (11,949) | (6,796) |
| | 66,440 | 45,705 | 66,440 | 45,705 |
| Office Equipment | | | | |
| Carrying amount at beginning | 145,974 | 1,375 | 145,974 | 1,375 |
| Additions | 55,160 | 149,449 | 55,160 | 149,449 |
| Depreciation expense | (58,495) | (4,850) | (58,495) | (4,850) |
| | 142,639 | 145,974 | 142,639 | 145,974 |

**10. INTANGIBLES**

| | | | | |
|---|---|---|---|---|
| Logo Expenses – at cost | - | $2,400 | - | $2,400 |

**11. PAYABLES**

| | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Trade Creditors | 507,913 | 466,282 | 508,323 | 466,282 |
| Director – related entities | 53,513 | 36,452 | 53,513 | 36,452 |
| | $561,426 | $502,734 | $561,836 | $502,734 |

**12. PROVISIONS**

| | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Employee Entitlements | $78,507 | $36,342 | $78,507 | $36,342 |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

## 13. CONTRIBUTED EQUITY

**(a) Issued and Paid Up Capital**

| | | | | |
|---|---|---|---|---|
| 58,516,333 (2001 58,444,333) Ordinary Shares fully paid | $13,597,013 | $13,560,013 | $13,597,013 | $13,560,013 |

**(b) Movements in Shares on issue**

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of Shares | $ | Number of Shares | $ |
| Beginning of the financial year | 58,444,333 | 13,560,013 | 40,600,000 | 1,966,203 |
| Issued during the year | | | | |
| - seed capital investors | - | - | 1,844,333 | 691,625 |
| - initial public offering | - | - | 16,000,000 | 12,000,000 |
| - exercise of listed options | 4,000 | 3,000 | - | - |
| - exercise of employee share options | 68,000 | 34,000 | - | - |
| Less capitalised prospectus costs | - | - | - | (1,097,815) |
| End of the financial year | 58,516,333 | $13,597,013 | 58,444,333 | $13,560,013 |

**(c) Share Options**

| | 2002 | | 2001 | |
|---|---|---|---|---|
| **Listed and Restricted Options over Ordinary Shares** | Number of Options | $ | Number of Options | $ |
| Beginning of the financial year | 23,377,768 | - | - | - |
| Issued during the year – bonus issue | - | - | 23,377,768 | - |
| Exercise of options | (4,000) | - | - | - |
| End of the financial year | 23,373,768 | - | 23,377,768 | - |

These options were issued in terms of a bonus issue of options to shareholders at the rate of 2 free options for every 5 shares held on 6 March 2001. These options over ordinary shares are exercisable at any time until 6 March 2006 at $0.75 per share.

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

**NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS**

**(d) Unlisted Employee Share Options**

The Board has adopted an Employee Share Option Plan (ESOP) to provide a long-term incentive for employees and directors of VRI BioMedical. The ESOP enables eligible persons to participate in the Company's future growth by contributing to increasing profitability and returns to Shareholders.

A summary of the ESOP is set out below:

Full or permanent part-time employees and directors of VRI BioMedical are eligible to participate, by invitation of the Board, in the ESOP;

The Directors may from time to time, in their absolute discretion, issue such number of options on such terms as they determine to eligible participants;

These options are not listed on the Australian Stock Exchange.

Issued options shall be exercisable within such period(s) or upon such event(s) as the Directors may specify at the date of issue of the options;

Options will be issued free of charge to the participants in the ESOP. The exercise price of each option offered pursuant to the ESOP is at the discretion of the Directors;

Under this scheme the following were granted:-

| | 2002 Number of Options | 2001 Number of Options |
|---|---|---|
| Balance at the beginning of the year | 1,820,000 | - |
| Issued during the year exercisable at $0.50 on or before 13 October 2005 | - | 1,820,000 |
| Issued during the year exercisable at $0.75 on or before 23 November 2006 | 3,200,000 | - |
| Issued during the year exercisable at $0.75 on or before 13 June 2007 | 300,000 | - |
| Exercised during the year at $0.50 | (68,000) | - |
| Outstanding at end of year: | | |
| exercisable at $0.50 on or before 13 October 2005 | | |
| exercisable at $0.75 on or before 23 November 2006 | 1,752,000 | 1,820,000 |
| exercisable at $0.75 on or before 13 June 2007 | 3,250,000 | - |
| | 300,000 | - |

**(e) Terms and condition of contribution equity**

**Ordinary Shares**
Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote either in person or by proxy, at a meeting of the company.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **14. ACCUMULATED LOSSES** | | | | |
| Accumulated losses | | | | |
| Balance at beginning of year | 4,535,434 | 1,426,408 | 4,535,124 | 1,426,198 |
| Operating loss after Income Tax attributable to members of VRI BioMedical Limited | 4,803,987 | 3,109,026 | 4,804,297 | 3,108,926 |
| Balance at end of year | 9,339,421 | 4,535,434 | 9,339,421 | 4,535,124 |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **15. STATEMENT OF CASH FLOWS** | | | | |
| **(a) Reconciliation of the Operating profit/(loss) after tax to the Net Cash Flows from/(used in) Operations** | | | | |
| Net loss | (4,803,987) | (3,109,026) | (4,804,297) | (3,108,926) |
| Depreciation of Non Current Assets | 70,444 | 11,646 | - | 11,646 |
| Provision for Non Recovery of Loans | - | - | 4,804,297 | 3,042,146 |
| Intangible written off | 2,400 | - | - | - |
| **Changes in assets and liabilities** | | | | |
| Creditors | 95,144 | 386,606 | - | 386,506 |
| Other Debtors | (15,330) | (5,876) | - | (5,876) |
| Receivables | (76,498) | (203,229) | - | (203,229) |
| **Net cash flow from/(used in) operating activities** | (4,523,710) | (2,919,879) | - | 122,267 |
| **(b) Reconciliation of cash** | | | | |
| Cash balance comprises: | | | | |
| - Cash on hand | 963,187 | 259,250 | 963,187 | 259,250 |
| - Bank Bills | 3,611,712 | 8,861,171 | 3,611,712 | 8,861,171 |
| | 4,574,899 | 9,120,421 | 4,574,899 | 9,120,421 |

## 16. EXPENDITURE COMMITMENTS

| | | | | |
|---|---|---|---|---|
| Lease expenditure commitments | | | | |
| Operating leases | | | | |
| Minimum lease payments | | | | |
| - not later than one year | 69,000 | 47,800 | - | - |
| - later than one year and not later than five years | 74,750 | 99,583 | - | - |
| Aggregate lease expenditure contracted for at balance date | 143,750 | 147,383 | - | - |

Operating lease relates to Perth office space for a lease term expiring 1 August 2004.

## 17. SUBSEQUENT EVENTS

There have been no subsequent events that have an effect on the financial position of the Company as at the date of this report.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |

## 18. ECONOMIC DEPENDENCY

There are no known economic dependencies effecting the operation of VRI BioMedical Limited.

## 19. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

| | Consolidated 2002 $ | Consolidated 2001 $ |
|---|---|---|
| Net loss | (4,803,987) | (3,109,026) |
| **Adjustments:** | | |
| Nil | - | - |
| Net loss used in calculating basic and diluted earnings per share | (4,803,987) | (3,109,026) |
| Weighted average number of ordinary shares used in calculating basic earnings per share: | 58,446,500 | 50,950,118 |
| **Effect of dilutive securities:** | | |
| Share options | 465,656 | - |
| Adjusted weighted average number of ordinary shares used in calculating basic earnings per share | 58,932,156 | 50,950,118 |

## 20. REMUNERATION OF DIRECTORS

(a) Directors' remuneration

| | Consolidated 2002 | Consolidated 2001 | VRI BioMedical Limited 2002 | VRI BioMedical Limited 2001 |
|---|---|---|---|---|
| Income paid or payable, or otherwise made available, in respect of the financial year, to directors or their related entities, either directly or indirectly amounted to: | $764,351 | $466,130 | $764,351 | $466,130 |

The number of directors of VRI BioMedical Limited to whom payments were made either directly or indirectly whose income falls within the following bands is:

| | 2002 No | 2001 No |
|---|---|---|
| $0 - $9,999 | 1 | - |
| $10,000 – $19,999 | - | 2 |
| $30,000 – $39,999 | 2 | 1 |
| $60,000 – $69,999 | - | 1 |
| $70,000 - $79,999 | 1 | - |
| $90,000 - $99,000 | 1 | - |
| $160,000 – $169,999 | 1 | - |
| $170,000 – $179,999 | - | 1 |
| $190,000 – $199,999 | - | 1 |
| $350,000 - $359,999* | 1 | - |

* Included above for L. Ivory is a prior year salary adjustment of $75,000 paid this year.

In the opinion of directors, remuneration paid to directors is considered reasonable

The remuneration above does not include the options granted and valued using the Black –Scholes pricing model.

| | CONSOLIDATED | | VRI BIOMEDICAL LIMITED | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **21. REMUNERATION OF EXECUTIVES** | | | | |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise. | $1,102,832 | $602,831 | $1,102,832 | $602,831 |

The number of executives of the consolidated entity and the Company whose remuneration falls within the following bands:

| | No. | No. |
|---|---|---|
| $90,000 - $99,999 | 1 | - |
| $100,000 – 109,999 | 1 | - |
| $110,000 - $119,999 | 1 | 1 |
| $140,000 - $149,999 | - | 1 |
| $150,000 - $159,999 | - | 1 |
| $170,000 - $179,999 | - | 1 |
| $180,000 - $189,999 | 1 | - |
| $240,000 - $249,999 | 1 | - |
| $350,000 - $359,999* | 1 | - |

* Included is a $75,000 prior year salary adjustment for L. Ivory paid this year.

The remuneration above does not include the options granted and valued using the Black –Scholes pricing model.

## 22. AUDITORS' REMUNERATION

| | CONSOLIDATED 2002 | CONSOLIDATED 2001 | VRI BIOMEDICAL LIMITED 2002 | VRI BIOMEDICAL LIMITED 2001 |
|---|---|---|---|---|
| Amounts received or due and receivable by Ernst & Young for: | | | | |
| - an audit or review of the financial report of the entity | | | | |
| for the year ended 2001 | 27,500 | 5,323 | - | - |
| for the year ended 2002 | 35,250 | - | - | - |
| - other services in relation to the entity and any other entity in the consolidated entity | 51,884 | 45,205 | - | - |
| | 114,634 | 50,528 | - | - |

## 23. RELATED PARTY DISCLOSURES

(a) The directors of VRI BioMedical Limited, during the financial year were:

| | |
|---|---|
| Leon Ivory | |
| Anthony Peter Barton | (Resigned 10 September 2001) |
| Kenneth Peter Baxter | |
| John Francis Cade | |
| Robert Llewellyn Clancy | (Resigned 30 June 2002) |
| Kim Robert Slatyer | |
| Glyn Michael Tonge | (Appointed 10 September 2001) |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(b) The following related party transactions occurred during the financial year:

*(i) Transactions with related parties in wholly owned group.*
Payments were made by VRI BioMedical Limited during the year on behalf of its controlled entities. These payments have been reflected through the loan accounts to each of the controlled entities as shown in note 6 of the financial statements totalling $4,804,297. These loans are unsecured and are not subject to an interest charge.

*(ii) Transactions with director-related entities*

These transactions were made on normal commercial terms and conditions.

- $69,225 has been paid to Trivenia Pty Ltd as trustee for The Kim Slatyer Trust of which K R Slatyer is a director, for consultancy fees in connection with corporate development. This has been included in Directors' remuneration.
- $9,166 has been paid to Maktram Pty Ltd and/or R Clancy for office rental. This has not been included in Directors remuneration. $77,235 has been paid to Maktram Pty Ltd for consultancy fees in relation to scientific advisory work. This has been included in Directors' remuneration. R L Clancy is a director of Maktram Pty Ltd.
- $22,667 has been paid to Baxter & Associates Pty Ltd and TFG International Pty Ltd for Sydney office rental. This has not been included in Directors' remuneration. $49,258 has been paid to Baxter & Associates Pty Ltd as consultancy fees for assistance in contractual and remuneration matters. This has been included in Directors' remuneration. K Baxter is a director of Baxter & Associates Pty Ltd and TFG International Pty Ltd.
- $145,000 has been paid to the University of Newcastle in terms of the contract with the University for part of R L Clancy's time, part of his secretary's time and rental for the Newcastle laboratory facilities. $84,532 has been included in Directors' remuneration for R L Clancy being the portion relating to his time.

In addition, directors have been reimbursed for expenditure incurred on behalf of VRI BioMedical Limited.

(c ) **Equity instruments of directors**

**Interests at balance date**
Interests in the equity instruments of entities in the consolidated entity held by directors of the reporting entity and their director-related entities at balance date, being the number of instruments held:

| | Ordinary Shares Fully Paid | | Options over ordinary Shares | | Employee Options | |
|---|---|---|---|---|---|---|
| Director | Number 2002 | Number 2001 | Number 2002 | Number 2001 | Number 2002 | Number 2001 |
| L Ivory | 9,000,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| KR Slatyer | 8,920,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| RL Clancy | 9,000,000 | 9,000,000 | 3,600,001 | 3,600,001 | - | - |
| KP Baxter | 11,500 | 11,500 | 20,800 | 20,800 | 300,000 | - |
| JF Cade | 267,000 | 268,100 | 106,800 | 107,240 | 300,000 | - |
| GM Tonge | - | - | - | - | 300,000 | - |

Movements in directors' equity holdings:

During the year Mr K R Slatyer sold 80,000 Ordinary Shares on an arm's length basis at market value.

Prof J F Cade was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

Mr K P Baxter was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

Prof G M Tonge was issued with 300,000 Employee Options on 23 November 2001 exercisable at $0.75 before 23 November 2006 in terms of the Employee Share Option Plan.

These employee share options were valued using the Black-Scholes pricing models at 31 cents per option as described in the Directors' report.

## 24. INTERESTS IN CONTROLLED ENTITIES

| Name | Country of Incorporation | Percentage of equity Interest held by the Consolidated entity |
|---|---|---|
| Vasse Research Institute Pty Ltd | Australia | 100% |
| VRI Diagnostics Pty Ltd | Australia | 100% and its controlled entities |
| Equine Alert Pty Ltd | Australia | 100% |
| Helirad Alert Pty Ltd | Australia | 100% |
| CP Alert Pty Ltd | Australia | 100% |
| ONCO Alert Pty Ltd | Australia | 100% |
| Performax Alert Pty Ltd | Australia | 100% |
| SIDS Alert Pty Ltd | Australia | 100% |
| VRI Therapeutics & Vaccines Pty Ltd | Australia | 100% and its controlled entities |
| Herbatex Pty Ltd | Australia | 100% |
| Novoceutics Pty Ltd | Australia | 100% |
| Auticoll Pty Ltd | Australia | 100% |
| Candivax Pty Ltd | Australia | 100% |
| Pneumobiotics Pty Ltd | Australia | 100% |
| Pharmabiotics Pty Ltd | Australia | 100% |
| Probendo Pty Ltd | Australia | 100% |
| Mucoprotec Pty Ltd | Australia | 100% |
| Probiall Pty Ltd | Australia | 100% |
| Probiadd Pty Ltd | Australia | 100% |
| Probiotic Culture Company Pty Ltd | Australia | 100% |
| Atheromastat Pty Ltd | Australia | 100% |
| Broncobiotics Pty Ltd | Australia | 100% |
| EV Diagnostics Pty Ltd | Australia | 100% |
| Secril 4 Alert Pty Ltd | Australia | 100% |
| Sphere Animal Health Ltd | Australia | 100% |
| B Screen and Delivery Pty Ltd | Australia | 100% |
| Dermavri Pty Ltd | Australia | 100% |
| Diastat Pty Ltd | Australia | 100% |
| Convergent BioScience Pty Ltd | Australia | 100% |

All of these controlled entities meet the criteria of a small proprietary company and consequently are not required to be audited.

## 25. SEGMENT INFORMATION

The consolidated entity operates in the biotechnology industry in Australia.

The principal development currently being undertaken is research to bring biomedical, diagnostic, therapeutical and vaccine products to market.

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

## 26. FINANCIAL INSTRUMENTS

**Net Fair Values**
The carrying amount of the consolidated entity's financial assets and financial liabilities approximate their fair value.

**Debtors**
Debtors are recognised at the amount due. The balance is continually assessed and provision is made for doubtful accounts.

**Accounts Payable**
Liabilities are recognised for amounts to be paid in the future for goods and services received on or before the reporting date. Accounts are settled in accordance with the vendor's terms, which are usually between 7 – 30 days.

**Ordinary Shares**
Ordinary share capital is recognised at the value of the consideration received by the company. Details of shares issued at balance date are set out in Note 13.

**Amounts Due from Related Entities**
All amounts due for related entities are carried at nominal value and a provision for the non recovery of such amounts has been provided for. Interest is not charged on these amounts.

**Investments**
Investments are recognised at their original cost.

**Credit Risk**
Credit risk on the company's financial assets is the loss that would be recognised if the other parties failed to perform their contractual obligations. The maximum credit risk relating to amounts recognised in the balance sheet is the carrying amount of those assets. The company minimises exposure to credit risk by trading with a substantial number of parties and not having any significant exposure to any individual debtor.

**Interest Rate Risk**
The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets recognised at the balance date are as follows:

| **Financial Instruments** | **Floating interest rate** | | **Floating interest rate** | | **Non-interest bearing** | | **Total carrying amount per the balance sheet** | | **Weighted average effective interest rate** | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Financial assets** | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ | $ | $ | $ | $ | % | % |
| Cash | 963,187 | 259,250 | | - | | - | 963,187 | 259,250 | 3.3 | 3.7 |
| Receivables | | | | | | | | | | |
| -Commercial bank bills | - | - | 3,626,101 | 8,950,000 | | - | 3,626,101 | 8,950,000 | 4.5 | 4.9 |
| - Other | - | - | - | - | 77,952 | 154,450 | 77,952 | 154,450 | - | - |
| Total financial assets | 963,187 | 259,250 | 3,626,101 | 8,950,000 | 77,952 | 154,450 | 4,667,240 | 9,363,700 | | |
| **Financial liabilities** | | | | | | | | | | |
| Payables | - | - | - | - | 561,426 | 502,734 | 561,426 | 502,734 | - | - |

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

## DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of VRI BioMedical Limited, I state that:

1. In the opinion of the directors:

a) the financial statements and the notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

 (ii) comply with Accounting Standards and Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

L Ivory
Chairman

Perth, 27 September 2002

82-34683

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

## INDEPENDENT AUDIT REPORT

To the members of VRI BioMedical Limited

**Scope**

We have audited the financial report of VRI BioMedical Limited for the financial year ended 30 June 2002, as set out on pages 20 to 27, including the Directors' Declaration. The financial report includes the financial statements of VRI BioMedical Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

**Audit Opinion**

In our opinion, the financial report of VRI BioMedical Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

G H Meyerowitz
Partner
Perth

Date: 27 September 2002



GHM:SSO:VRI:030

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

## ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2002.

### (a) Distribution of equity securities

The number of shareholders, by size of holding, in each class of share are:

| | Ordinary shares | | Options over ordinary shares | |
|---|---|---|---|---|
| | Number of holders | Number of shares | Number of holders | Number of options |
| 1 - 1,000 | 33 | 24,424 | 37 | 20,556 |
| 1,001 - 5,000 | 344 | 1,205,746 | 476 | 1,175,205 |
| 5,001 - 10,000 | 310 | 2,565,413 | 100 | 722,713 |
| 10,001 - 100,000 | 329 | 10,409,130 | 123 | 4,307,476 |
| 100,001 and over | 29 | 44,311,620 | 16 | 17,147,818 |
| | 1,045 | 58,516,333 | 752 | 23,373,768 |

### (b) Twenty largest shareholders

The names of the twenty largest holders of ordinary shares are:

| | | Ordinary shares Number of shares | Percentage of ordinary shares |
|---|---|---|---|
| 1 | Ivory & Company Pty Ltd (L Ivory) | 9,000,000 | 15.4 |
| 2 | Maktram Pty Ltd (R Clancy) | 9,000,000 | 15.4 |
| 3 | Trivenia Pty Ltd (K Slatyer) | 8,839,799 | 15.1 |
| 4 | Australian Heritage Group Ltd | 8,333,333 | 14.2 |
| 5 | AP Barton | 2,775,000 | 4.7 |
| 6 | RBC Global Services Australia Nominees Pty Limited | 723,200 | 1.2 |
| 7 | Perpetual Trustee Company Ltd | 505,533 | 0.9 |
| 8 | Deauville Pty ltd | 450,000 | 0.8 |
| 9 | Peter Kirkham | 429,911 | 0.7 |
| 10 | Allied Equipment Pty Ltd | 417,500 | 0.7 |
| 11 | David Keith Edwards | 349,312 | 0.6 |
| 12 | David Edwards | 319,500 | 0.6 |
| 13 | Woodhurst Pty Ltd | 300,000 | 0.5 |
| 14 | Mrs Sheila Linton Coker | 270,000 | 0.5 |
| 15 | Prof JF Cade | 267,000 | 0.5 |
| 16 | D M D Holdings Pty Ltd | 250,000 | 0.4 |
| 17 | Yilgumba Nominees Pty Ltd | 232,000 | 0.4 |
| 18 | JR & JE Frame | 200,000 | 0.3 |
| 19 | Sarg Nominees Pty Ltd | 199,998 | 0.3 |
| 20 | Overnight Nominees Pty Ltd | 166,000 | 0.3 |
| | | 43,028,086 | 73.5 |

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

**ASX ADDITIONAL INFORMATION (cont.)**

The names of the twenty largest holders of options over ordinary shares are:

| | | Options over ordinary shares | |
|---|---|---|---|
| | | **Number of options** | **Percentage of options** |
| 1 | Ivory & Company Pty Ltd (L Ivory) | 3,600,001 | 15.4 |
| 2 | Maktram Pty Ltd (R Clancy) | 3,600,001 | 15.4 |
| 3 | Trivenia Pty Ltd (K Slatyer) | 3,600,001 | 15.4 |
| 4 | Australian Heritage Group Ltd | 3,333,334 | 14.3 |
| 5 | AP Barton | 1,066,667 | 4.6 |
| 6 | Brocklebank Pty Ltd | 264,400 | 1.1 |
| 7 | Fogbell Nominees Pty ltd | 234,921 | 1.0 |
| 8 | Stichting Stroeve Global Custody | 216,000 | 0.9 |
| 9 | Mr David Edwards | 200,000 | 0.9 |
| 10 | RBC Global Services Australia Nominees Pty Limited | 194,480 | 0.8 |
| 11 | Mr Kevin Ross Atkinson | 185,000 | 0.8 |
| 12 | Mr Stephen Belowsky | 150,000 | 0.6 |
| 13 | Seven High Pty Ltd | 145000 | 0.6 |
| 14 | Thinking Nominees Pty Ltd | 139,213 | 0.6 |
| 15 | Bow Lane Nominees Pty ltd | 112,000 | 0.5 |
| 16 | Prof John Cade | 106,800 | 0.5 |
| 17 | Allcash Pty Ltd | 100,000 | 0.4 |
| 18 | Mr William Edward Davies | 100,000 | 0.4 |
| 19 | Jaminecca Pty Ltd | 100,000 | 0.4 |
| 20 | Jindabyne Pty Ltd | 100,000 | 0.4 |
| | | 17,547,818 | 75.0 |

**(c) Substantial shareholders**

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Law are:

| | Number of shares | Number of Options over ordinary shares |
|---|---|---|
| Ivory & Company Pty Ltd | 9,000,000 | 3,600,001 |
| Trivenia Pty Ltd | 9,000,000 | 3,600,001 |
| Maktram Pty Ltd | 9,000,000 | 3,600,001 |
| Australian Heritage Group Limited | 8,333,333 | 3,333,334 |

**(d) Voting rights**

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

**ASX ADDITIONAL INFORMATION (cont.)**

**(e) Restricted securities on issue**

| | Number of Shares | Number of Options | Date restriction ceases |
|---|---|---|---|
| Ordinary Shares | 38,045,097 | 15,218,042 | 14 December 2002 |

**(f) Unquoted equity on issue**

| Class of security | Number of securities | Number of holders |
|---|---|---|
| Ordinary shares | 38,045,097 | 7 |
| Options over ordinary shares | 15,218,042 | 7 |

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

## CORPORATE GOVERNANCE STATEMENT

The Board is committed to a system of sound corporate governance.

The Board is responsible for the overall governance of VRI BioMedical, including its strategic development as well as the direction and control of its operations. Subject to VRI BioMedical's constitution, the Board deals with the issues of Board composition and selection criteria for directors. The Chairman is responsible to review the performance of the Board to ensure that the Board continues to have the mix of skill and experience necessary for the conduct of the activities of VRI BioMedical.

### *Continuous Disclosure Policy*

VRI BioMedical has adopted a continuous disclosure policy so as to comply with its continuous disclosure obligations. The aims of this policy are to:

- assess, through a continuous disclosure committee, comprising the executive committee material information and co-ordinate any disclosure or releases to ASX;
- provide an audit trail of the decisions regarding disclosure to substantiate compliance with the Company's continuous disclosure obligations;
- regularly report to the Board on continuous disclosure matters; and
- ensure that employees of VRI BioMedical understand the obligations to bring material information to the attention of the continuous disclosure committee.

### *Share Trading Policy*

VRI BioMedical has adopted a policy that imposes certain restrictions on Directors, senior management and other employees trading in VRI BioMedical securities. The restrictions have been imposed to prevent trading in contravention of the insider trading provisions of the Corporations Act 2001.

The key aspects of the policy are:

- no director, senior manager or employee is allowed to trade securities in VRI BioMedical once the Chairman has issued a notice to that person that trading is to be suspended;
- no employee is allowed to trade securities in VRI BioMedical during the 2 days following an announcement;
- any director, senior manager or employee intending to trade a parcel of securities which exceeds $100,000 in value must give the Chairman one day's prior written notice;
- trading in VRI BioMedical securities without approval is permitted 2 to 30 days after the day of release of VRI's quarterly results if trading has not been suspended by the Chairman or ASX; and
- trading in VRI BioMedical securities is permitted 31 to 60 days after the release of VRI's quarterly results with the prior approval of the Chairman if trading has not been suspended by the Chairman.

### *Publications Policy*

The Company has a Publications Policy that governs the release of information regarding the Company's affairs, intellectual property and promotional material.

The objective of this policy is to protect the Company's intellectual property, to prevent the unauthorised release of statements that could be challenged as misleading or deceptive and to maintain confidentiality pursuant to the Company's policy governing confidential information. (Confidentiality provisions bind all directors and staff as well as contractors/consultants).

No information about the Company's intellectual property or any promotional material can be published either verbally or in writing without firstly being approved by the Executive Committee.

VRI BioMedical has established corporate governance committees to critically review the operations of the Company as set out below:

**VRI BIOMEDICAL LIMITED**
**A.B.N. 97 084 464 193**

*Audit and Risk Management Committee*

This committee comprises Professor Cade (Chairman), Mr Baxter and Mr Slatyer. John Frame is the secretary to the Committee. Where considered appropriate, VRI BioMedical's external auditors and management are invited to attend meetings.

The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditors;
- to recommend and supervise the engagement of the external auditors and monitor the auditors performance;
- to review the effectiveness of management information and other systems of internal control;
- to review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- to review significant transactions that are not a normal part of the Company's business;
- to review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Act 2001, Listing Rules and to review external audit reports and ensure prompt remedial action;
- to review VRI BioMedical's financial statements (including interim reports) and accounting procedures;
- to review and approve the Company's research and development protocols;
- to review the Ethics Committee applications and monitor the human trials results enduring proper process ia applied, and
- regularly review Intellectual Property and patent management processes.

During the first half of the 2001 calendar year the Audit and Risk management Committee undertook a risk management review of the Company's Research and Development operations. The Committee engaged an independent consultant, to assist in this review process.

*Remuneration Committee*

This committee is made up of Mr Baxter (Chairman), Mr Slatyer and Professor Cade. John Frame is Secretary to the Committee.

The remuneration committee is responsible for reviewing and making recommendations to the Board regarding the compensation arrangements for the directors and senior management of VRI BioMedical (including ESOP and other benefit plans). It will also be responsible for considering general remuneration policies and superannuation requirements.

The level of the non-executive directors' fees are to be reviewed annually by the Board following a review by the Chairman but will take into consideration additional time required for involvement in various committees.

The committee review the recruitment and termination practices and policies of the Company.

*Executive Committee*

The Company has an Executive Committee currently made up of Leon Ivory, Margaret Dunkley, Patricia Conway, Mark Rowbottam, John Fitzgerald and John Frame. The Committee's purpose is to advise Leon Ivory as Chief Executive Officer on strategic and policy matters, to conduct regular review of operational matters as well as internal controls and ethical standards.